FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q3 Quarter ended 30 September 2011

RECORD QUARTERLY EARNINGS OF R2.1 BILLION

JOHANNESBURG. 10 November 2011, Gold Fields Limited (NYSE & JSE: GFI) today announced record net earnings for the September quarter of R2,055 million compared with R1,267 million in the June quarter and earnings of R701 million in the September 2010 quarter. In US dollar terms net earnings for the September quarter were US$293 million, compared with US$186 million in the June quarter and earnings of US$95 million in the September 2010 quarter.

September 2011 quarter salient features:

- Group attributable equivalent gold production of 900,000 ounces, 3 per cent higher than the June quarter;
- Operating margin increased from 47 per cent to 51 per cent and NCE margin from 21 per cent to 29 per cent;
- Loans repaid of US$195 million funded from operating activities; and
- Second down payment of US$66 million made in the Far Southeast project in the Philippines, on positive drilling results.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"Gold Fields has demonstrated its ability to translate the rising gold price to the bottom line with a 62 per cent increase in net earnings to R2,055 million during the September quarter. Over the same period the gold price increased by 14 per cent in US dollar terms and 18 per cent in Rand terms.

Attributable production for the Group increased by 3 per cent from 872,000 gold equivalent ounces in the June quarter to 900,000 gold equivalent ounces in the September quarter. This improvement was achieved despite the five day wage related industrial action at our South African operations. The acquisition of non-controlling interests in our Ghanaian operations contributed to the higher attributable production figure. It also enhanced the geographical diversification of our portfolio, with about 50 per cent of production now derived from our international operations.

Sound cost control remains in place across the Group with the on-going Business Process Re-engineering initiatives delivering satisfactory results. As a consequence, net operating cost in the South Africa region was only 2 per cent higher than the June quarter despite the annual wage increase effective from 1 July, as well as two months of significantly higher winter electricity tariffs in South Africa.

The notional cash expenditure (NCE) margin for the Group increased to 29 per cent in the September quarter, well ahead of the June quarter's 21 per cent and the Group's long-term target of 25 per cent. The NCE margin in the South Africa region improved to 16 per cent in the September quarter from 7 per cent in the June quarter. Excluding the impact of the South Deep project which is in a build-up phase and not yet generating positive NCE margins, the South Africa region's NCE margin was 24 per cent, up from 15 per cent in the June quarter. In Australasia, the NCE margin increased from 16 per cent in the June quarter to 24 per cent in the September quarter. In West Africa, the NCE margin for the September quarter was 46 per cent and in South America 58 per cent, both similar to the June quarter.

Safety remains our most important operational challenge. Despite a decline of 25 per cent in the Group's fatal injury frequency rate during the quarter, unfortunately we still had six fatalities at our South African operations. Although we have achieved an encouraging improvement in the Group safety over the past three years there has been limited progress in the past 12 months despite our best efforts. We maintain our commitment to safety and will continue to focus on further improvements.

During the September quarter significant progress was made in support of our growth strategy to achieve 5 million quality gold equivalent ounces, in production or in development, by the end of 2015, while at the same time diversifying our production base across the globe. These strategies are primarily driven through our project pipeline.

At Chucapaca in Peru, we announced an updated indicated and inferred mineral resource of 7.6 million gold equivalent ounces for the Canahuire deposit, a 35 per cent increase over the initial resource of 5.6 million ounces declared in May 2010. All drilling for the feasibility study was completed during October 2011 and we aim to finalise the feasibility study and submit the Environmental Impact Assessment (EIA) application by mid-2012.

At the Far Southeast project in the Philippines, the initial proof-of-concept drill results have confirmed our initial understanding of the scale and grade of the deposit and demonstrated significant upside potential at depth and in all lateral directions. On the back of positive drilling results we have made the second down payment of US$66 million in terms of the option agreements to acquire a 60 per cent interest in the project. We have eight drill rigs on site and plan to deliver a first resource during the second half of 2012.

At the Arctic Platinum project in Finland, we have completed the two 50 tonne pilot plant test programmes, which largely confirmed the previous bench scale test work indicating an improvement of up to 25 per cent in metallurgical recoveries. The current focus is on consolidating these results in a pre-feasibility study which is underway.

At the Yanfolila project in southern Mali, we have completed a scoping study which indicates that the project requires a minimum 1.5 million ounces resource base to satisfy project thresholds. Exploration drilling to expand the resource base is scheduled to start in the December quarter.

In South Africa, the South Deep project continues to progress and we anticipate completing the key infrastructure projects, being the ventilation shaft and the expansion to the processing plant by the end of 2012.

At the Damang open pit expansion project in Ghana, we are targeting a 4 million ounce open pit mining resource to support a potential doubling of production. Work on this project is continuing apace."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			**Range - Quarter**	ZAR95.80 – ZAR141.01
- at end September 2011	723,310,693		**Average Volume - Quarter**	2,577,103 shares / day
- average for the quarter	723,159,600		**NYSE – (GFI)**	
Free Float	100 per cent		**Range - Quarter**	US$14.25 – US$17.89
ADR Ratio	1:1		**Average Volume - Quarter**	4,950,355 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J			

SOUTH AFRICAN RAND					Key statistics		UNITED STATES DOLLARS				
Nine months to		Quarter					Quarter			Nine months to	
Sept 2010	Sept 2011	Sept 2010	June 2011	Sept 2011			Sept 2011	June 2011	Sept 2010	Sept 2011	Sept 2010
80,851	**80,934**	28,232	27,118	**28,008**	kg	Gold produced*	oz (000)	**900**	872	908	**2,602**	2,599
166,772	**179,768**	164,898	177,934	**192,997**	R/kg	Total cash cost	$/oz	**851**	816	697	**806**	695
238,522	**258,884**	238,348	256,692	**274,615**	R/kg	Notional cash expenditure	$/oz	**1,212**	1,178	1,007	**1,160**	994
43,636	**44,415**	14,510	15,187	**14,770**	000	Tonnes milled/treated	000	**14,770**	15,187	14,510	**44,415**	43,636
281,418	**341,045**	289,329	326,206	**385,684**	R/kg	Revenue	$/oz	**1,702**	1,496	1,223	**1,528**	1,173
345	**353**	357	346	**369**	R/tonne	Operating costs	$/tonne	**52**	51	48	**51**	46
10,229	**14,203**	3,921	4,457	**5,655**	Rm	Operating profit	$m	**804**	656	533	**2,047**	1,372
41	**48**	43	47	**51**	%	Operating margin	%	**51**	47	43	**48**	41
15	**24**	18	21	**29**	%	NCE margin	%	**29**	21	18	**24**	15
1,917	**4,422**	701	1,267	**2,055**	Rm	Net earnings	$m	**293**	186	95	**637**	258
271	**612**	99	175	**284**	SA c.p.s.		US c.p.s.	**40**	26	13	**88**	36
2,030	**4,426**	699	1,270	**2,054**	Rm	Headline earnings	$m	**293**	187	95	**638**	273
287	**613**	99	176	**284**	SA c.p.s.		US c.p.s.	**40**	26	13	**88**	39
2,282	**4,590**	1,016	1,326	**2,111**	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of profit/(loss) of associates after royalties and taxation	$m	**301**	195	138	**661**	307
323	**635**	144	184	**291**	SA c.p.s.		US c.p.s.	**42**	27	20	**92**	44

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Safety

The Group's fatal injury frequency rate improved from 0.20 in the June quarter to 0.15 in the September quarter. Despite this improvement six fatalities occurred during the quarter at the South Africa region. Two fatalities were seismic-related in one accident, two fatalities were due to gravity falls of ground, with the remaining two fatalities the result of a tramming accident and drilling into a misfire.

Together with the improved fatal injury frequency rate there were other significant achievements during the quarter. KDC once again achieved one million fatality free shifts, and Agnew and Damang reported zero lost day injuries. The lost day injury frequency rate, however, regressed from 4.86 to 4.95 and the days lost frequency rate regressed from 201 to 223.

The strategy of engineering out the safety-related risks in the Group and ensuring compliance to standards and codes of practice continues to be core to improving the safety environment.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial review

Quarter ended 30 September 2011 compared with quarter ended 30 June 2011

Revenue

Attributable gold production increased by 3 per cent from 872,000 ounces in the June quarter to 900,000 ounces in the September quarter. At the South African operations, production decreased by 4 per cent from 447,000 ounces to 428,000 ounces. This decrease in production was mainly due to a six day strike during the quarter arising from wage negotiations.

Attributable gold production at the West African operations increased by 26 per cent from 168,000 ounces to 211,000 ounces. Most of this increase was a direct result of the buy-out of the non-controlling interest with effect from 25 June, which increased the Group holding from 71.1 per cent in the June quarter to 90.0 per cent in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru decreased by 6 per cent, from 98,000 ounces to 92,000 ounces, mainly due to the lower copper/gold price ratio. At the Australian operations, gold production increased by 6 per cent from 159,000 ounces to 169,000 ounces due to improved underground grades mined and processed.

At the South Africa region, gold production at KDC increased by 2 per cent from 272,500 ounces (8,475 kilograms) in the June quarter to 279,200 ounces (8,684 kilograms) in the September quarter. This increase in production was achieved despite shifts lost due to the wage-related industrial action and safety-related stoppages.

Resultant production losses were offset by an increase in surface tonnes milled and an increase in the underground and surface yields.

At Beatrix, gold production decreased by 14 per cent from 98,000 ounces (3,048 kilograms) to 84,700 ounces (2,636 kilograms) and at South Deep, gold production decreased by 15 per cent from 76,100 ounces (2,366 kilograms) to 64,400 ounces (2,003 kilograms), both due to the industrial action which resulted in lower volumes mined and processed.

At the West Africa region, managed gold production at Tarkwa was steady at 180,000 ounces despite excessive rainfall which disrupted operations and the processing of a harder blend of ore this quarter. At Damang, gold production decreased marginally, from 56,300 ounces to 54,300 ounces.

At the South America region, equivalent gold production at Cerro Corona decreased by 7 per cent from 101,000 equivalent ounces in the June quarter to 93,900 equivalent ounces in the September quarter due to the lower copper prices relative to the gold prices.

At the Australasia region, St Ives' gold production increased by 6 per cent from 108,700 ounces to 115,000 ounces due to an increase in underground grades and increased mill throughput. At Agnew, gold production increased by 7 per cent from 50,400 ounces to 53,700 ounces. Lower underground volumes mined and processed were offset by increased yields and an increase in production from Songvang.

The average quarterly US dollar gold price achieved increased from US$1,496 per ounce in the June quarter to US$1,702 per ounce in the September quarter. The average Rand/US dollar exchange rate of R7.05 was 4 per cent weaker than the June quarter average of R6.78, while the average Australian dollar exchange rate was similar when compared with the US dollar at A$1.00 = US$1.06. The resultant rand gold price increased by 18 per cent from R326,206 per kilogram to R385,684 per kilogram and the Australian dollar gold price increased by 15 per cent from A$1,420 per ounce to A$1,638 per ounce.

Revenue increased by 15 per cent from R9,581 million (US$1,411 million) in the June quarter to R11,060 million (US$1,570 million) in the September quarter.

Operating costs
Net operating costs increased by 5 per cent from R5,124 million (US$755 million) in the June quarter to R5,404 million (US$766 million) in the September quarter. Total cash cost increased from R177,934 per kilogram (US$816 per ounce) to R192,997 per kilogram (US$851 per ounce), an increase of 8 per cent in rand terms and 4 per cent in dollar terms. The increase in the total cash cost was due to an increase in the royalties due to the higher gold price, the annual wage increase in South Africa effective from 1 July 2011 and higher electricity winter tariffs in South Africa. Refer to the total cash cost reconciliation on page 23 for more detail.

At the South Africa region, net operating costs increased by 2 per cent from R3,074 million (US$453 million) to R3,131 million (US$444 million). This increase was due to an extra month of significantly higher winter electricity tariffs (two months compared with one month in the previous quarter) and wage increases averaging 10 per cent of basic pay, effective from 1 July 2011. These cost increases were partly offset by ongoing savings from the Business Process Re-engineering (BPR) initiatives and a decrease in costs over the period of industrial action due to the no-work no-pay rule. The net result of the lower production and increase in costs was an increase in total cash cost of 7 per cent from R220,261 per kilogram (US$1,010 per ounce) to R235,780 per kilogram (US$1,040 per ounce).

At the West Africa region, net operating costs increased from US$122 million (R825 million) to US$132 million (R931 million) due to a lower gold-in-process credit in the September quarter, together with increased power and fuel costs. Total cash cost at the West African operations increased from US$564 per ounce in the June quarter to US$617 per ounce in the September quarter.

At Cerro Corona in South America, net operating costs increased from US$38 million (R258 million) to US$41 million (R289 million).

This was mainly due to an increase in the workers' statutory participation in profits. Total cash cost increased from US$408 per ounce in the June quarter to US$494 per ounce in the September quarter due to the lower equivalent production and the increase in costs.

At the Australasia region, net operating costs increased from A$135 million (R967 million) to A$142 million (R1,053 million). This was mainly due to increased underground mining volumes and increased mill throughput at St Ives together with increased production from the Songvang open pit at Agnew. Total cash cost for the region decreased from A$858 per ounce (US$909 per ounce) to A$844 per ounce (US$891 per ounce) due to the 6 per cent increase in gold output.

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 27 per cent increase in operating profit from R4,457 million (US$656 million) in the June quarter to R5,655 million (US$804 million) in the September quarter.

The Group operating margin at 51 per cent was 4 percentage points higher than the June quarter. The operating margin at the South African operations increased from 33 per cent to 40 per cent. At the West African operations the operating margin increased from 66 per cent to 67 per cent. At Cerro Corona in South America, the operating margin decreased from 73 per cent to 69 per cent and at the Australian operations the operational margin increased from 40 per cent to 49 per cent.

Amortisation
Amortisation increased from R1,277 million (US$188 million) in the June quarter to R1,377 million (US$195 million) in the September quarter mainly due to an increase at St Ives and to a lesser extent at Damang. The increase at St Ives was due to an increase in underground volumes mined, mainly at Athena, replacing open pit ounces which carried a lower amortisation rate.

Other
Net interest paid increased from R32 million (US$5 million) in the June quarter to R69 million (US$10 million) in the September quarter. This increase was mainly due to interest paid for a full quarter on loans to fund the purchase of the non-controlling interest in Peru and Ghana. In the September quarter interest paid of R120 million (US$17 million) was partly offset by interest received of R39 million (US$6 million) and interest capitalised of R12 million (US$1 million). This compares with interest paid of R88 million (US$13 million), partly offset by interest received of R39 million (US$6 million) and interest capitalised of R17 million (US$2 million) in the June quarter.

The share of profit of associates after taxation of R5 million (US$1 million) in the September quarter compared with R1 million (US$nil million) in the June quarter. These profits related mainly to the Group's interest in Rand Refinery.

The gain on foreign exchange of R72 million (US$10 million) in the September quarter compares with a loss of R19 million (US$3 million) in the June quarter. These gains and losses relate to the conversion of offshore cash holdings into their functional currencies, together with a gain of R48 million (US$7 million) on inter-company loans in the September quarter.

The loss on financial instruments was R0.3 million (US$nil million) in the September quarter, compared with a gain of R25 million (US$4 million) in the June quarter. The gain in the June quarter mainly related to the receipt of 15 million shares in Timpetra Resources, in exchange for Central Victoria tenements, an Australian exploration project.

Share-based payments of R122 million (US$17 million) were similar to the June quarter.

Other costs decreased from R85 million (US$13 million) in the June quarter to R74 million (US$11 million) in the September quarter.

Exploration

Exploration expenditure decreased from R214 million (US$31 million) in the June quarter to R189 million (US$27 million) in the September quarter mainly due to project timing. Refer to the exploration and corporate development section of this report for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs increased from R17 million (US$3 million) in the June quarter to R48 million (US$7 million) in the September quarter mainly due to timing of expenditure at the Far Southeast (FSE) project in the Philippines.

Non-recurring items

The non-recurring items of R167 million (US$24 million) in the September quarter and the R101 million (US$15 million) in the June quarter were mainly due to voluntary separation packages, business process re-engineering and restructuring costs at all our operations.

Royalties

Government royalties increased from R236 million (US$35 million) in the June quarter to R305 million (US$43 million) in the September quarter. The higher royalty in the September quarter was mainly due to the increased revenue on which royalties are calculated.

Taxation

Taxation for the September quarter amounted to R1,223 million (US$174 million) compared with R866 million (US$128 million) in the June quarter, which is in line with the higher taxable income. Normal taxation increased from R521 million (US$77 million) in the June quarter to R841 million (US$120 million). Deferred taxation increased from R346 million (US$51 million) in the June quarter to R382 million (US$54 million) in the September quarter.

Earnings

Net earnings attributable to owners of the parent amounted to R2,055 million (US$293 million) or 284 SA cents per share (US$0.40 per share) in the September quarter, compared with earnings of R1,267 million (US$186 million) or 175 SA cents per share (US$0.26 per share) in the June quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R2,054 million (US$293 million) or 284 SA cents per share (US$0.40 per share), compared with earnings of R1,270 million (US$187 million) or 176 SA cents per share (US$0.26 per share) in the June quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties and taxation amounted to R2,111 million (US$301 million) or 291 SA cents per share (US$0.42 per share), compared with earnings of R1,326 million (US$195 million) or 184 SA cents per share (US$0.27 per share) reported in the June quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R5,057 million (US$717 million), compared with R2,954 million (US$436 million) in the June quarter mainly as a result of the higher earnings and timing of royalty and taxation payments.

In the September quarter dividends of R724 million (US$102 million) were paid to owners of the parent and R147 million (US$21 million) paid to non-controlling interest holders at Tarkwa, Damang and Cerro Corona. In the June quarter dividends of R7 million (US$1 million) were paid to non-controlling interest holders at Cerro Corona.

Capital expenditure increased from R2,285 million (US$336 million) in the June quarter to R2,607 million (US$370 million) in the September quarter.

At the South Africa region, capital expenditure increased from R1,169 million (US$172 million) in the June quarter to R1,266 million (US$180 million) in the September quarter mainly due to an increase in ore reserve development (ORD) and infrastructure upgrades. Capital expenditure at South Deep amounted to R492 million (US$70 million) in the September quarter compared with R472 million (US$69

million) in the June quarter, with the majority of the expenditure on development and equipping the mine to achieve its build-up plan. Expenditure on ORD at KDC increased from R436 million to R454 million and at Beatrix increased from R101 million to R103 million quarter on quarter.

At the West Africa region, capital expenditure increased from US$69 million to US$73 million due to additional pre-stripping and increased expenditure on mining fleet at Damang. This was partly offset by the lower expenditure on mining fleet at Tarkwa, with the requirements for 2011 now complete.

In South America, at Cerro Corona, capital expenditure was similar to the June quarter at US$17 million.

At the Australasia region, capital expenditure increased from A$56 million to A$73 million. St Ives increased from A$39 million to A$52 million, with the majority of the increased expenditure resulting from the pre-strip at the Formidable pit, Mars/Minotaur link and Diana open pit. At Agnew, capital expenditure increased from A$17 million to A$20 million, with the increased expenditure on a new ventilation system at the Waroonga complex.

Investing activities included a second payment of R535 million (US$66 million) for the FSE project. This is in line with the terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper deposit in the Philippines. The option agreements were entered into with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express Assets, a private holding company.

Net cash outflow from financing activities in the September quarter amounted to R1.4 billion (US$185 million) compared with a net cash inflow of R2.8 billion (US$404 million) in the June quarter. The net cash outflow in the September quarter was mainly due to the repayment of an offshore facility of R1,389 million (US$180 million).

The net cash outflow for the September quarter of R406 million (US$30 million) compared with an outflow of R2,288 million (US$347 million) in the June quarter. After accounting for a positive translation adjustment of R496 million (US$53 million negative) on offshore cash balances, the net cash inflow for the September quarter was R90 million (US$83 million negative). The cash balance at the end of September was R4,435 million (US$548 million) compared with R4,345 million (US$631 million) at the end of June.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes near-mine exploration and the Group's share of capitalised feasibility costs, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, pre-feasibility projects and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE for the September quarter amounted to R274,615 per kilogram (US$1,212 per ounce) compared with R256,692 per kilogram (US$1,178 per ounce) in the June quarter. The NCE margin for the Group increased from 21 per cent to 29 per cent, driven by the higher gold price and sound cost control.

At the South Africa region, NCE per kilogram increased from R305,501 per kilogram (US$1,401 per ounce) to R330,023 per kilogram (US$1,456 per ounce). The NCE margin of 16 per cent in the September quarter compares with 7 per cent in the June quarter. The higher margin was due to the higher gold price, partially offset by the increase in operating costs and higher capital expenditure. NCE excluding the funding of South Deep increased from R280,986 per kilogram (US$1,289 per ounce) in the June quarter to R296,343 per kilogram (US$1,307 per ounce) in the September quarter. The NCE margin excluding South Deep was 24 per cent in the September quarter compared with 15 per cent in the June quarter.

At the West Africa region, NCE per ounce increased from US$885 per ounce to US$924 per ounce, while the NCE margin, driven by the higher gold price, increased from 41 per cent to 46 per cent.

At the South America region, NCE per ounce increased from US$526 per ounce in the June quarter to US$615 per ounce in the September quarter due to the increased operating costs together with the decrease in production. Despite decreasing from 62 per cent to 58 per cent the NCE margin at Cerro Corona remains the highest in the Group.

At the Australasia region, NCE per ounce increased from A$1,195 per ounce (US$1,265 per ounce) in the June quarter to A$1,238 per ounce (US$1,307 per ounce) in the September quarter due to increased operating costs and increased capital expenditure. The NCE margin, however, increased from 16 per cent in the June quarter to 24 per cent in the September quarter due to the higher gold price.

Balance sheet

The cash balance decreased from R5,464 million (US$810 million) at the end of the December quarter to R4,435 million (US$548 million) at the end of September. This decrease was mainly due to partly funding the buy-out of a portion of the non-controlling interest holders in Gold Fields La Cima in Peru and IamGold's 18.9 per cent indirect holding in Tarkwa and Damang in Ghana.

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R3,974 million (US$589 million) in the December quarter to R11,096 million (US$1,370 million) by the end of September. This increase in borrowings was largely to fund the buy-out of a portion of the non-controlling interest holders in Gold Fields La Cima and Ghana during the year which amounted to approximately R7.1 billion (US$1,049 million), capital expenditure of R7.0 billion (US$1,003 million), dividend payments of R1.4 billion (US$206 million) and R0.5 billion (US$66 million) on the second instalment of the FSE project option, together with exchange rate movements of R1.8 billion. These payments were partly offset by cash generated from operating activities of R10.8 billion (US$1,550 million).

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

BPR commenced during the second half of calendar 2010 and is an ongoing business initiative. BPR involves a review of the mines' operational production processes and associated cost structures from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which supports sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term.

South Africa region

The BPR underpins the suite of M projects which were established during financial 2008. The BPR will effectively replace the M suite of projects by the end of financial 2011.

BPR – Stoping full potential (Project 1M)

Project 1M is a productivity initiative with the aim of improving quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. The BPR Stoping full potential project has effectively replaced project 1M at KDC. It aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices, implementing effective production management and control systems to enable teams to manage the business more effectively. In effect, addressing advance per blast to drive quality-volume and removing key constraints which affect productivity on a shaft by shaft basis, including effective face times, logistics in-flow and out-flow models and mining cycles.

A programme management office was established to steer the project, monitor progress and develop solutions. The programme consists of 10 key initiatives:

- Safety. Develop new processes and systems to monitor and manage safe production, as well as interventions focused on changing people behaviour.
- Target area process. Focus on creating increased visibility of the workplace, with improved actions to enable a quality blast.
- Advance per blast. Focus on behaviour, practices and training to improve quality rock breakage.
- Front-line labour management. Ensure daily labour availability with the right skills mix.
- Monthly planning. Enhance current protocol by way of improved reports and standardisation across the operations.
- Panel/face-length availability. Redesign reports, create improved visibility and actions to improve the face-length availability.
- Art of cleaning. Focus on training the front-line workers and first-line supervision to effectively clean a blasted panel.
- Cost management. Adherence to labour standards and norms as well as the effective use of utilities.
- Leadership training. Enhance skills.
- Communication and change. Drive key messages both up and down the organisation, focus on the key objectives and targets of the business.

The programme is on track, and crew performance has been stabilised.

BPR – Developing full potential (Project 2M)

The BPR full potential development project will be fully implemented by year end and replaces project 2M, which is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of KDC and Beatrix. South Deep is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates.

Ninety one per cent of flat-end development metres advanced at long-life shafts were achieved by mechanised means.

NCE full potential (Project 3M)

The BPR NCE full potential project focuses on all categories of expenditure and replaces project 3M. BPR aims to mitigate as much of the anticipated mining inflation increases as possible. Savings since this initiative started in mid-2010 amount to R353 million, of which R59 million was achieved in the September quarter.

The second phase of the project is currently being incorporated into the 2012 operational plans, targeting cost reductions of between R500 million (US$62 million) and R1.0 billion (US$123 million) for the South Africa mines.

These cost saving initiatives will be achieved through various programmes which include productivity improvement initiatives, continued optimisation of staff structures and complements, a reduction in non-specialised contractors, enhanced supply chain management and power consumption reduction initiatives.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed at a tripartite health and safety summit on 15 June 2003, comprising representatives from Government, organised labour and mining companies. The focus is on achieving set occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110dB (A) after December 2013. In order to achieve this target the company is focusing on reducing the noise at source.

The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) is currently 0.8 per cent. Most of the sound pressures exceeding 110dB (A) is where two or more rockdrill machines are drilling in a panel simultaneously. Silencing of equipment is ongoing and each intervention is project managed.

In order to reduce dust exposure targets the company continuously refines interventions, which include:
- Building health rooms at each of the mines training centres to assist with the coaching of employees on potential exposures and wearing of protective instruments.
- The use of foggers to trap dust particles liberated from tipping points. The foggers are placed in intake airways to prevent dust from entering the main air stream.
- Footwall treatment to bind dust onto the footwall and prevent it from being released into the intake airways; and
- The analysis of individual filters to assist in determining exposure.

West Africa region
Tarkwa
Continued consolidation of several productivity, cost saving and efficiency initiatives, has resulted in cost savings of US$14 million for the year to date of which US$4 million was achieved this quarter.

As identified in the previous quarter, North heap leach recovery and mining volumes were the focus areas in the September quarter. The removal of bottlenecks at the North heap leach has resulted in a 10 per cent improvement in gold output from heap leaching since the March quarter. This was mainly due to the installation of three new large tertiary crushers which were commissioned during May. Insofar as mining operations are concerned dump truck efficiency has improved, resulting in a 6 per cent improvement in utilisation. This increased utilisation did not result in an increase in mining volumes as truck availability was hampered by the excessive rainfall during the quarter.

Focus for the December quarter will be directed towards mining performance, with the aim of realising additional mined tonnes. Utilisation improvements will be maintained with increased focus on productivity and equipment availability of the load and haul fleet.

Damang
Focus during the quarter was on maximising the benefits realised on the conversion from contractor to owner operation and owner maintenance. To date, benefits of US$18 million have been achieved, of which US$7 million was realised in the September quarter.

Phase 2 of the BPR continued during the September quarter, with the focus on mining and processing efficiencies. To date, satisfactory improvements in the use of mining equipment availabilities have been recorded.

In the December quarter we will continue to focus on mining and processing efficiencies. Additional opportunities to be pursued will include improving the mine call factor through the introduction of the blast movement monitoring system, and the introduction of an additional mining shift to maximise the use of the mining fleet.

Australasia region
St Ives
At the end of July, St Ives transitioned from an underground mining contractor to owner operator for production at the Argo and Cave Rocks mines. This has allowed for an elimination of contractor margins and for greater control of mining activities. Savings of over A$1 million per month have been realised in the first two months, with significant opportunities for further improvements identified. Development remains with the contractor and an improved performance has resulted from this sole focus.

The heap leach operation has had a step change in throughput levels. This was achieved through the installation and commissioning of a diverter gate to automatically discharge all magnetic material which previously stopped production until a manual inspection and restart occurred. The diverter gate transfers any detected material to a bunded area, allowing the flow of ore to continue. Commissioned late in the September quarter, the benefits will only be fully realised from the December quarter.

The Lefroy mill also realised increases in ore production volumes through improved coarse ore stockpile management during planned shutdowns of the primary crusher. Previously throughput dropped by approximately 10 per cent during fortnightly preventative maintenance shutdowns due to excessive coarse ore feed during these events. The manual loading of fine material to restore optimum blends during these periods has resulted in a 55 per cent reduction of this lost throughput.

During the December quarter focus will be on completing a centralised data room at Lefroy and the transition to remote bogging from surface at Athena, which is expected to realise additional ore loading capacity.

Agnew
During the September quarter, BPR focused primarily on the underground operations. Emphasis was placed on the delivery of key projects, optimisation of the mine planning process, refinement of operational data collection and reporting systems. Short-term interval control remains a key focus area. This ensures supervisors closely monitor production rates during each shift, quickly reacting to any element of the process which could negatively impact production. Specific focus has been on trucking efficiency.

The key production metrics are tracked and displayed at the Waroonga information centre to ensure all members of the production team are aware of the operational performance on a day to day basis. The focus and involvement of the entire production team has assisted in delivering more than 50,000 ounces during the September quarter.

Additional BPR initiatives will be introduced in 2012 to maintain the momentum that has been built in 2011. Performance monitoring and improvement initiatives together with training and deployment to the entire underground production team are part of maintaining the drive into 2012.

South Africa region

KDC

		September 2011	June 2011
Gold produced	- 000'oz	279.2	272.5
	- kg	8,684	8,475
Yield - underground	- g/t	6.2	6.0
- combined	- g/t	3.1	3.2
Total cash cost	- R/kg	227,395	225,133
	- US$/oz	1,003	1,033
Notional cash expenditure	- R/kg	295,164	290,289
	- US$/oz	1,302	1,332
NCE margin	- %	24	11

Gold production increased from 272,500 ounces (8,475 kilograms) in the June quarter to 279,200 ounces (8,684 kilograms) in the September quarter. This increase was achieved despite the lost production due to the wage-related industrial action, safety stoppages and interventions following seismic-related events.

Underground tonnes milled decreased from 1.27 million tonnes in the June quarter to 1.22 million tonnes in the September quarter, offset by an increase in yield from 6.0 grams per tonne to 6.2 grams per tonne. This increase was largely due to higher grades encountered on the western section of the mine as well as an improved recovery. Surface tonnes milled increased from 1.38 million tonnes to 1.58 million tonnes and the surface yield increased from 0.6 grams per tonne to 0.7 grams per tonne.

Main development decreased by 11 per cent from 11,740 metres to 10,460 metres, while on-reef development decreased from 2,040 metres to 1,475 metres. This decrease was due to the industrial action and the safety-related stoppages. The average development value increased from 1,991 centimetre grams per tonne to 2,150 centimetre grams per tonne.

Operating costs increased from R1,915 million (US$282 million) to R1,952 million (US$277 million). This increase was mainly due to one month of higher winter tariffs in the June quarter compared with two high winter tariff months in the September quarter, annual salary increases and higher surface-ore transport costs. Total cash cost for the quarter increased from R225,133 per kilogram (US$1,033 per ounce) in the June quarter to R227,395 per kilogram (US$1,003 per ounce) in the September quarter.

Operating profit increased from R862 million (US$127 million) in the June quarter to R1,432 million (US$204 million) in the September quarter.

Capital expenditure increased from R545 million (US$80 million) to R611 million (US$87 million) mainly due to timing of expenditure on various projects and an increase in ore reserve development.

Notional cash expenditure increased from R290,289 per kilogram (US$1,332 per ounce) in the June quarter to R295,164 per kilogram (US$1,302 per ounce) in the September quarter as a result of the higher capital expenditure. The NCE margin increased from 11 per cent to 24 per cent.

Beatrix

		September 2011	June 2011
Gold produced	- 000'oz	84.7	98.0
	- kg	2,636	3,048
Yield - underground	- g/t	4.6	4.5
- combined	- g/t	2.9	2.8
Total cash cost	- R/kg	236,002	203,871
	- US$/oz	1,041	935
Notional cash expenditure	- R/kg	300,228	255,118
	- US$/oz	1,325	1,170
NCE margin	- %	25	23

Gold production decreased from 98,000 ounces (3,048 kilograms) in the June quarter to 84,700 ounces (2,636 kilograms) in the September quarter due to safety-related stoppages and the wage-related industrial action.

Underground tonnes milled decreased from 648,000 tonnes to 547,000 tonnes. The underground yield improved slightly from 4.5 grams per tonne to 4.6 grams per tonne. Surface tonnes milled decreased from 422,000 tonnes to 352,000 tonnes. Surface yield remained steady quarter-on-quarter at 0.3 grams per tonne.

Main development decreased from 6,682 metres in the June quarter to 5,442 metres in the September quarter. The on-reef development decreased from 1,673 metres to 1,182 metres due to the industrial action and the five day stoppage after the fatal accident caused by drilling into a misfire. The average main development value decreased from 1,325 centimetre grams per tonne in the June quarter to 1,109 centimetre grams per tonne in the September quarter and reflects the value variability of the zones currently being developed.

Operating costs were steady at R625 million (US$92 million) in the June quarter compared with R628 million (US$89 million) in the September quarter. Good cost control enabled annual wage increases and winter power tariffs to be absorbed. Total cash cost increased from R203,871 per kilogram (US$935 per ounce) to R236,002 per kilogram (US$1,041 per ounce) due to the lower production.

Operating profit increased from R385 million (US$56 million) in the June quarter to R427 million (US$61 million) in the September quarter.

Capital expenditure increased from R152 million (US$23 million) to R163 million (US$23 million) with the majority spent on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R255,118 per kilogram (US$1,170 per ounce) in the June quarter to R300,228 per kilogram

(US$1,325 per ounce) in the September quarter due to the decreased production. The NCE margin increased from 23 per cent to 25 per cent.

South Deep project

		September 2011	June 2011
Gold produced	- 000'oz	64.4	76.1
	- kg	2,003	2,366
Yield - underground	- g/t	5.0	5.3
- combined	- g/t	3.2	3.4
Total cash cost	- R/kg	271,842	223,922
	- US$/oz	1,199	1,027
Notional cash expenditure	- R/kg	520,369	424,894
	- US$/oz	2,296	1,949
NCE margin	- %	(32)	(29)

The South Deep capital infrastructure programme continues to meet its key delivery dates to support the build-up to full production of 750,000 ounces. The new tailings storage facility achieved first deposition in April this year and has now been commissioned. The ventilation shaft deepening project remains on track for commissioning in the September 2012 quarter and the additional rock hoisting will build to a nameplate capacity of 195,000 tonnes per month.   This, together with the existing Main shaft capacity of 175,000 tonnes per month, will deliver the full production to the mill. The gold plant expansion from 220,000 tonnes to 330,000 tonnes per month is under construction, with commissioning planned in the September 2012 quarter. The capital development has achieved 105 per cent of planned metres year to date and capital expenditure is on track.

Gold production decreased from 76,100 ounces (2,366 kilograms) in the June quarter to 64,400 ounces (2,003 kilograms) in the September quarter mainly due to the wage-related industrial action.

Underground reef ore processed during the quarter decreased by 6 per cent from 419,000 tonnes to 392,000 tonnes, largely due to the wage-related industrial action as mentioned above.

Total tonnes milled, which included 108,000 tonnes from surface sources and 123,000 tonnes of off-reef development, decreased from 690,000 tonnes in the June quarter to 623,000 tonnes in the September quarter. The on-reef yield decreased from 5.3 grams per tonne to 5.0 grams per tonne mainly due to changes in mining mix.

Development decreased from 3,063 metres in the June quarter to 2,938 metres in the September quarter.   The new mine capital development in phase 1, sub 95 level, decreased from 1,173 metres to 1,160 metres. Development in the current mine areas above 95 level decreased from 1,709 metres to 1,484 metres. Vertical development increased from 181 metres to 294 metres. De-stress mining increased by 23 per cent from 5,554 square metres in the June quarter to 6,815 square metres in the September quarter.

Operating costs increased from R533 million (US$79 million) in the June quarter to R550 million (US$78 million) in the September quarter. The increase was mainly due to increased electricity costs, with two winter tariff months in the quarter, and an increase in stores cost for maintenance of mechanised equipment. Total cash cost increased from R223,922 per kilogram (US$1,027 per ounce) to R271,842 per kilogram (US$1,199 per ounce) in the September quarter.

Operating profit decreased by 2 per cent from R245 million (US$36 million) in the June quarter to R240 million (US$34 million) in the September quarter due to the 15 per cent lower gold production, partly offset by the higher gold price received.

Capital expenditure increased from R472 million (US$69 million) in the June quarter to R492 million (US$70 million) in the September quarter, in line with the project plan.   The majority of this capital expenditure was on development, the ventilation shaft deepening and infrastructure, the metallurgical plant extension, trackless equipment, as well as the full plant tailings backfill and new tailings dam facility.

Notional cash expenditure increased from R424,894 per kilogram (US$1,949 per ounce) in the June quarter to R520,369 per kilogram (US$2,296 per ounce) in the September quarter as a result of the lower gold production together with increased costs and capital expenditure.

West Africa region
Ghana

Tarkwa

		September 2011	June 2011
Gold produced	- 000'oz	180.0	180.8
Yield - heap leach	- g/t	0.6	0.5
- CIL plant	- g/t	1.4	1.4
- combined	- g/t	1.0	1.0
Total cash cost	- US$/oz	606	534
Notional cash expenditure	- US$/oz	869	889
NCE margin	- %	49	41

Gold production was steady quarter on quarter at 180,000 ounces.

Total tonnes mined, including capital stripping, was similar to the June quarter at 28.8 million tonnes in the September quarter, despite production being affected by excessive rainfall during the quarter. Ore mined at 5.2 million tonnes was similar to the June quarter. Mined grade at 1.24 grams per tonne was marginally higher than the 1.23 grams per tonne achieved during the June quarter.

The total feed to the CIL plant decreased from 2.92 million tonnes in the June quarter to 2.84 million tonnes in the September quarter due to a harder blend of ore processed. Yield was similar at 1.4 grams per tonne. The CIL plant produced 131,000 ounces for the September quarter compared with the 129,400 ounces in the June quarter.

Total feed to the North and South heap leach pads decreased from 2.97 million tonnes to 2.76 million tonnes at a similar yield. The high pressure grinding roller (HPGR) at the South heap leach processed 0.81 million tonnes, similar to the performance achieved during the previous quarter. Feed to the North heap leach reduced from 2.15 million tonnes to 1.95 million tonnes due to mechanical failure of the primary crusher, which as a result was non-operational for seven days. The heap leach process produced 49,000 ounces, compared with 51,400 ounces in the June quarter. The decrease was attributable to the decreased tonnage stacked on both facilities.

Net operating costs increased from US$88 million (R596 million) in the June quarter to US$102 million (R717 million) in the September quarter. This increase was mainly due to a lower gold-in-process credit of US$8 million (R55 million) in the September quarter compared with a credit of US$21 million (R140 million) in the June quarter. Total cash cost increased from US$534 per ounce in the June quarter to US$606 per ounce in the September quarter, mainly as a result of the lower gold-in-process credit and a higher royalty payment due to the higher gold price received.

Operating profit increased from US$185 million (R1,257 million) to US$206 million (R1,455 million).

Capital expenditure decreased from US$52 million (R354 million) in the June quarter to US$47 million (R332 million) in the September quarter, with the tailings dam expansion and pre-stripping being the major expenditure items. The decreased expenditure this quarter was due to the completion in the previous quarter of the acquisition of additional mining fleet required for the year.

Notional cash expenditure decreased from US$889 per ounce to US$869 per ounce due to the decrease in capital expenditure. The NCE margin increased from 41 per cent to 49 per cent.

Damang

		September 2011	June 2011
Gold produced	- 000'oz	54.3	56.3
Yield	- g/t	1.4	1.4
Total cash cost	- US$/oz	651	660
Notional cash expenditure	- US$/oz	1,107	876
NCE margin	- %	35	42

Gold production decreased from 56,300 ounces in the June quarter to 54,300 ounces in the September quarter mainly due to power interruptions from the state utility infrastructure (ECG). Initiatives are in place, due to the continual instability of the power supply, to generate an on-mine power supply, as well as to reduce reliance on the ECG by tying into the national grid.

Total tonnes mined, including capital stripping, increased from 5.7 million tonnes in the June quarter to 6.7 million tonnes in the September quarter. This increase is in line with the strategy to expose long-term ore reserves and to increase the delivery of fresh ore to the mill. Ore mined at 1.2 million tonnes was similar to the previous quarter.

Tonnes processed decreased marginally from 1.27 million tonnes in the June quarter to 1.23 million tonnes in the September quarter as a result of the power interruptions highlighted above.

Net operating costs decreased from US$34 million (R229 million) in the June quarter to US$30 million (R214 million) in the September quarter due to an increased gold-in-process credit. Total cash cost decreased from US$660 per ounce to US$651 per ounce.

Operating profit increased from US$51 million (R348 million) in the June quarter to US$63 million (R442 million) in the September quarter as a result of the higher gold price received and lower operating cost.

Capital expenditure increased from US$17 million (R113 million) in the June quarter to US$26 million (R185 million) in the September quarter, with pre-stripping, mining fleet acquisitions and US$6 million spent on the Greater Damang pre-feasibility study being the major items.

Notional cash expenditure increased from US$876 per ounce in the June quarter to US$1,107 per ounce in the September quarter as a result of the increased capital expenditure. The NCE margin decreased from 42 per cent to 35 per cent.

South America region
Peru

Cerro Corona

		September 2011	June 2011
Gold produced	- 000'oz	41.9	41.1
Copper produced	- tonnes	9,599	9,814
Total equivalent gold produced	- 000' eq oz	93.9	101.0
Total equivalent gold sold	- 000' eq oz	90.5	101.5
Yield - gold	- g/t	0.8	0.8
- copper	- %	0.60	0.60
- combined	- g/t	1.7	1.8
Total cash cost	- US$/eq oz	494	408
Notional cash expenditure	- US$/eq oz	615	526
NCE margin	- %	58	62
Gold price *	- US$/oz	1,693	1,499
Copper price *	- US$/t	9,137	9,176

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased from 41,100 ounces in the June quarter to 41,900 ounces in the September quarter, while copper production decreased from 9,814 tonnes to 9,599 tonnes. These changes were mainly due to variances in head grade delivered to the plant. Equivalent production decreased from 101,000 ounces to 93,900 ounces due to the lower copper price relative to the gold price in the September quarter.

Concentrate with a payable content of 41,500 ounces of gold was sold at an average price of US$1,728 per ounce and 9,625 tonnes of copper at an average price of US$8,164 per tonne, net of treatment and refining charges. Total equivalent gold sales amounted to 90,500 ounces for the September quarter.

During the September quarter a total of 2.94 million tonnes were mined compared with 3.48 million tonnes in the June quarter. This decrease was as a result of the mine sequencing schedule. Ore mined at 1.66 million tonnes was 3 per cent lower than the 1.71 million tonnes mined in the June quarter. Gold and copper yield was similar to the previous quarter at 0.8 grams per ton and 0.60 per cent respectively.

Net operating costs increased from US$38 million (R258 million) in the June quarter to US$41 million (R289 million) in the September quarter, mainly due to an increase in the workers' statutory participation in profits. The workers' statutory participation in profits is calculated on taxable income which increased quarter on quarter despite a decrease in operating profit.

Total cash cost increased from US$408 per equivalent ounce in the June quarter to US$494 per equivalent ounce for the September quarter. This increase was primarily due to the decrease in equivalent ounces sold from 101,500 ounces in the June quarter to 90,500 ounces in the September quarter.

Operating profit decreased from US$104 million (R704 million) in the June quarter to US$93 million (R656 million) in the September quarter, as a result of the increased costs and the lower copper spot price received during the quarter.

Capital expenditure for the September quarter amounted to US$17 million (R118 million), compared with US$16 million (R106 million) in the June quarter. The increased expenditure was mainly spent on increasing the capacity of the tailings facility.

Notional cash expenditure increased from US$526 per equivalent ounce in the June quarter to US$615 per equivalent ounce in the September quarter. The NCE margin decreased from 62 per cent to 58 per cent.

Australasia region
Australia

St Ives

		September 2011	June 2011
Gold produced	- 000'oz	115.0	108.7
Yield - heap leach	- g/t	0.6	0.5
- milling	- g/t	2.7	2.7
- combined	- g/t	2.1	2.0
Total cash cost	- A$/oz	927	959
	- US$/oz	978	1,015
Notional cash expenditure	- A$/oz	1,328	1,295
	- US$/oz	1,401	1,371
NCE margin	- %	18	9

Gold production increased from 108,700 ounces in the June quarter to 115,000 ounces in the September quarter on the back of increased throughput at the Lefroy mill.

At the underground operations, ore mined increased from 401,600 tonnes at 4.5 grams per tonne in the June quarter to 427,000 tonnes at 4.9 grams per tonne in the September quarter. The increased

tonnes were generated from the Athena mine which reached commercial levels of production during the September quarter, as scheduled. Improved grades were mainly from Argo, after some lower grade areas were mined in the June quarter.

At the open pit operations total ore tonnes mined decreased from 1,038,000 tonnes at 1.7 grams per tonne in the June quarter to 992,000 tonnes at 1.5 grams per tonne in the September quarter. The decrease in the September quarter was due to fleet moving from mining operations to pre-strip operations in line with the mine schedule. Ore was predominantly sourced from the lower grade Leviathan pit during the quarter while pre-stripping progressed at the Formidable, Mars/Minotaur link and Diana pits. These pits are scheduled to come into production in the December 2011 quarter.

Total tonnes processed was similar quarter on quarter at 1.68 million tonnes and 2.1 grams per tonne. At Lefroy, tonnes milled increased from 1.15 million tonnes to 1.24 million tonnes, at a similar head grade of 2.8 grams per tonne. Gold produced from Lefroy increased from 100,700 ounces to 106,600 ounces. At the heap leach facility gold production increased from 8,000 ounces to 8,400 ounces due to improved recoveries.

Net operating costs increased from A$103 million (R740 million) in the June quarter to A$106 million (R791 million) in the September quarter. The increase in costs was due to a greater drawdown of open pit stockpiles. Total cash cost decreased from A$959 per ounce (US$1,015 per ounce) to A$927 per ounce (US$978 per ounce) as a result of the higher gold production.

Operating profit increased from A$51 million (R365 million) to A$81 million (R599 million) due to the increased production and the higher gold price.

Capital expenditure increased from A$39 million (R275 million) to A$52 million (R384 million) with the majority of additional expenditure incurred in pre-stripping the Formidable, Mars/Minotaur link and Diana pits.

Notional cash expenditure increased from A$1,295 per ounce (US$1,371 per ounce) in the June quarter to A$1,328 per ounce (US$1,401 per ounce) in the September quarter due to the increased capital expenditure. The NCE margin increased from 9 per cent to 18 per cent.

Agnew

		September 2011	June 2011
Gold produced	- 000'oz	53.7	50.4
Yield	- g/t	6.4	6.8
Total cash cost	- A$/oz	667	641
	- US$/oz	704	679
Notional cash expenditure	- A$/oz	1,047	979
	- US$/oz	1,105	1,037
NCE margin	- %	37	31

Gold production increased from 50,400 ounces in the June quarter to 53,700 ounces in the September quarter.

Ore mined from underground decreased from 183,000 tonnes at a head grade of 8.8 grams per tonne in the June quarter to 148,000 tonnes at a head grade of 11.1 grams per tonne in the September quarter. Underground tonnes were negatively impacted by rehabilitation work in the Rajah orebody and a delay in completing necessary infrastructure in the Main orebody. Both of these issues have since been overcome. Ore mined from the Songvang open pit increased from 90,000 tonnes to 135,000 tonnes at a consistent head grade of 1.7 grams per tonne. Gold production from Songvang increased from 2,900 ounces to 9,600 ounces quarter on quarter.

Tonnes processed increased from 231,000 tonnes in the June quarter to 262,000 tonnes in the September quarter, with a decrease in the combined yield from 6.8 grams per tonne to 6.4 grams per tonne, as the tonnes mined from underground were supplemented with lower grade surface material from the Songvang open pit.

Net operating costs increased from A$32 million (R227 million) in the June quarter to A$35 million (R262 million) in the September quarter, mainly due to the increased ore production from the Songvang open pit during the quarter. Total cash cost per ounce increased from A$641 per ounce (US$679 per ounce) to A$667 per ounce (US$704 per ounce) as more ounces were produced from the higher cost open pit source.

Operating profit increased from A$41 million (R291 million) in the June quarter to A$55 million (R404 million) in the September quarter due to increased production and a higher gold price.

Capital expenditure increased from A$17 million (R124 million) in the June quarter to A$20 million (R151 million) in the September quarter. This included A$9 million spent on underground development and A$4 million on a new ventilation system, incorporating a return air shaft and primary ventilation fans for the extension of Waroonga underground mine.

Notional cash expenditure increased from A$979 per ounce (US$1,037 per ounce) in the June quarter to A$1,047 per ounce (US$1,105 per ounce) in the September quarter due to increased capital expenditure. The NCE margin increased from 31 per cent to 37 per cent.

Quarter ended 30 September 2011 compared with quarter ended 30 September 2010

Group attributable equivalent gold production decreased by 1 per cent from 908,000 ounces for the quarter ended September 2010 to 900,000 ounces for the quarter ended September 2011.

At the South African operations gold production decreased from 497,000 ounces to 428,300 ounces. The majority of this decrease was due to the wage-related industrial action during the quarter, safety-related stoppages and slightly lower yields. KDC's gold production decreased from 323,400 ounces to 279,200 ounces. Beatrix's gold production decreased from 102,900 ounces to 84,700 ounces and South Deep's gold production decreased from 70,700 ounces to 64,400 ounces.

At the West African operations, total managed gold production decreased from 242,000 ounces for the quarter ended September 2010 to 234,400 ounces for the quarter ended September 2011. At Tarkwa, gold production decreased from 185,500 ounces to 180,000 ounces due to slightly lower grades fed to the CIL plant. At Damang, gold production decreased from 56,500 ounces to 54,300 ounces.

In South America, gold equivalent production at Cerro Corona decreased from 105,800 ounces in the September 2010 quarter to 93,900 ounces in the September 2011 quarter, due to anticipated lower gold and copper grades and a lower copper to gold price ratio.

At the Australasia operations gold production increased by 10 per cent from 153,200 ounces in the September 2010 quarter to 168,700 ounces in the September 2011 quarter. St Ives decreased from 117,900 ounces to 115,000 ounces due to lower underground and open pit grades. This decrease in gold output was despite an increase in mining volumes as a portion of the increased production was stockpiled at quarter end. Production at Agnew increased from 35,300 ounces to 53,700 ounces. An additional 9,600 ounces were produced from the Songvang open pit which commenced in the June quarter, with the balance from increased production at Kim, where poor ground conditions impacted production last year.

Revenue increased by 22 per cent from R9,053 million (US$1,230 million) to R11,060 million (US$1,570 million). The average gold price increased by 33 per cent from R289,329 per kilogram (US$1,223 per ounce) in the quarter ended September 2010 to R385,684 per kilogram (US$1,702 per ounce) in the September 2011 quarter. The Rand strengthened from US$1 = R7.36 to US$1 = R7.05 or 4 per cent, while the Rand/Australian dollar weakened by 13 per cent from A$1 = R6.59 to A$1 = R7.44. The Australian dollar strengthened 18 per cent from 90 cents to 106 cents to the US dollar.

Net operating costs increased by 5 per cent from R5,132 million (US$697 million) to R5,404 million (US$766 million). Total cash cost for the Group increased from R164,898 per kilogram (US$697 per ounce) to R192,997 per kilogram (US$851 per ounce) due to a decrease in managed gold production and the increase in operating costs.

At the South African operations, operating costs increased by 2 per cent from R3,075 million (US$418 million) for the September 2010 quarter to R3,131 million (US$444 million) for the September 2011 quarter. This was due to annual wage increases and the 28 per cent electricity tariff increase, partly offset by cost saving initiatives at the operations. Total cash cost at the South African operations increased from R195,627 per kilogram to R235,780 per kilogram as a result of the above factors and the decrease in production.

At the West African operations, net operating costs decreased from US$143 million in the September 2010 quarter to US$132 million in the September 2011 quarter. At Tarkwa, net operating costs decreased from US$108 million to US$102 million due to a gold-in-process credit and the conversion to owner maintenance, partly offset by an increase in power and fuel costs. At Damang, net operating costs decreased from US$35 million to US$30 million. This decrease was due to a gold-in-process credit and cost savings as a result of the introduction of owner mining. Total cash cost for the region was similar year on year at US$617 per ounce.

At Cerro Corona in South America, net operating costs increased from US$39 million in the September 2010 quarter to US$41 million in the September 2011 quarter, in line with the increase in workers' statutory participation in profit. Total cash cost increased from US$354 per ounce for the September 2010 quarter to US$494 per ounce for the September 2011 quarter mainly due to the lower equivalent production and an increase in the workers' statutory participation in profits.

At the Australasia operations, net operating costs increased from A$109 million in the September 2010 quarter to A$142 million in the September 2011 quarter. At St Ives, net operating costs increased from A$84 million to A$106 million mainly due to increased waste normalisation charges as a result of mining more ounces from the more expensive Leviathan pit and the gold-in-process credit at the end of September 2010. At Agnew, net operating costs increased from A$25 million to A$35 million due to the increase in production from mining the Songvang open pit, which became operational earlier this year. Total cash costs for the region increased from US$735 per ounce for the September 2010 quarter to US$844 per ounce for the September 2011 quarter.

Operating profit increased from R3,921 million (US$533 million) to R5,655 million (US$804 million).

Non-recurring costs amounted to R167 million (US$24 million) compared with R138 million (US$19 million) in the September 2010 quarter and included voluntary separation packages and BPR costs at all the operations.

Government royalties increased from R218 million (US$30 million) in the September 2010 quarter to R305 million (US$43 million) in the September 2011 quarter driven by the increase in revenue and an increase in the rate at Tarkwa and Damang, from 3 per cent to 5 per cent with effect from 1 April 2011.

Taxation increased from R632 million (US$86 million) in the September 2010 quarter to R1,223 million (US$174 million) in the September 2011 quarter in line with the higher taxable income.

Net earnings attributable to owners of the parent amounted to R2,055 million (US$293 million), compared with earnings of R701 million (US$95 million) for the quarter ended September 2010.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R2,111 million (US$301 million) for the quarter ended September 2011, compared with R1,016 million (US$138 million) for the quarter ended September 2010.

Growth

Gold Fields has a target of achieving five million ounces per annum, either in production or in development, by the end of 2015. To this end we are in the process of developing an extensive pipeline of projects which is discussed below.

Project development
Far Southeast (FSE)
During the quarter the second down-payment of US$66 million was made in terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper FSE deposit in the Philippines. Refer to the Corporate section for more detail.

Exploration at the project continued with eight underground diamond drill rigs operating, drilling 10,745 metres during this quarter. The initial proof-of-concept drilling programme was completed and broadly confirms that the scale and grade of the deposit is consistent with initial expectations. The higher grade mineralised zone (1.5 to 2.5 grams per tonne gold equivalent) central to the porphyry body has been confirmed by the recent drilling. This programme also demonstrated that significant upside potential exists at depth and in most lateral directions. Ongoing drilling intends to scope the full scale of the FSE mineralised system as well as complete a sufficient number of in-fill holes to support the first resource model to be delivered in the second half of 2012.

Surface diamond drilling commenced during the quarter to provide detailed geotechnical data required for mine design studies. A comprehensive geotechnical data collection programme is also underway. Preliminary studies on hydrogeology and mine geotechnical design parameters were completed during the quarter.

Chucapaca
At Chucapaca we announced an updated indicated and inferred mineral resource of 7.6 million gold equivalent ounces for the Canahuire deposit. This represents a 35 per cent increase over the initial resource of 5.6 million ounces declared in May 2010.

Mineralisation remains open to the west. Drilling for the feasibility study with geotechnical, civil and sterilisation drilling was completed in October 2011. Work on the project description for submission to the EIA and ongoing work on the feasibility study is progressing to plan. Metallurgical test work is almost complete and the process flow sheet will be finalised during the December 2011 quarter. The EIA submission and the feasibility study are scheduled for completion by mid-2012.

Arctic Platinum project (APP)
The Arctic Platinum project incorporates a pre-feasibility study on the Suhanko project (mining and processing of the Konttijarvi and Ahmavaara PGE-Cu-Ni deposits) and a preliminary assessment of the mineralisation potential in the Suhanko extension area. This extension includes known deposits at Little Suhanko (adjacent to the Ahmavaara deposit), Vaaralampi, Tuumasuo and Suhanko North which fall within the Suhanko II area, and is subject to the mining lease application.

Work is focused on a base case pre-feasibility study on mining and processing two PGE-Cu-Ni deposits (Konttijaarvi and Ahmavaara). The proposed process route is to float a concentrate to feed into a Platsol© high pressure oxidation process, followed by a hydrometallurgical refinery to recover metals. Two 50 tonne pilot plant test programmes were completed during the quarter, largely confirming the bench-scale test work reported previously. The base case pre-feasibility study should be completed by early 2012.

An amendment to the existing environmental permit to include the proposed change to the process facility will be submitted in the December 2011 quarter. Baseline work for the Suhanko II EIA for an extended mining lease application on an upside case is proceeding in parallel. The objective is to complete the EIA process by June 2012 and submit an environmental permit application for Suhanko II shortly thereafter.

Scout exploration drilling on the Suhanko II extended area was completed at the Tuumasuo and Vaaralampi deposits targeting lateral and depth extensions. Eleven core holes for 3,492 metres were completed and significant intersections of sulphide mineralisation encountered. These extensions will be in-fill drilled over the upcoming winter season.

Confirmation drilling on the Suhanko North prospect, located adjacent to Tuumasuo, was also completed with visual encouragement in four drillholes. Assays are pending but zones of sulphide mineralisation up to 89 metres thick were intersected down-dip from previous shallow drilling.

Extensional drilling at Little Suhanko commenced towards the end of the quarter to determine the potential size of this shallow deposit which is located 400 metres east of the Ahmavaara deposit. Eight holes were completed for 672 metres, and confirmed near surface extensions to the south and east of previous drilling. The drilling programme is expected to be completed in the December 2011 quarter.

Damang super-pit
The conceptual study of the super-pit identified an exploration target of between 3 to 4 million ounces based on a tonnage of 50 million to 80 million tonnes, at grades of 1.6 grams per tonne to 1.8 grams per tonne. Drilling has demonstrated continuity of mineralisation to depths of over 350 metres below the current pit floor and consistent in style with current mined ores. Evaluation of conceptual models, based on extrapolation of grade control data, demonstrates potential economic viability to depths of 400 metres below surface, capable of supporting a significant expansion and extension to the life of the mine.

The Phase 2 pre-feasibility drilling programme which commenced in May 2011 is near completion. Over 37,000 metres of a planned 44,000 metre programme of RC and diamond core drilling has been completed, which will inform a resource model suitable for the on-going study. A geological model will be constructed and declaration of an updated resource is expected by mid-2012.

Metallurgical, geotechnical, and environmental testwork is running in parallel with engineering and design activities. Work on permit applications has started.

Greenfields exploration
In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of two advanced drilling projects, six initial drilling projects and nine target definition projects in Peru, Chile, Ghana, Mali, Guinea, Canada, Kyrgyzstan and Australia.

Africa
A scoping study was completed for the Yanfolila project in southern Mali (Gold Fields 85 per cent) which indicates the project requires a minimum 1.5 million ounces resource base to meet internal investment criteria. Exploration drilling recommenced in the December quarter at the end of the high rainfall season. Drilling will focus on expanding the resource base, targeting the mineral potential already identified at six additional prospect areas within 25 kilometres of the central Komana camp. An additional 60,000 metres of scoping and in-fill RC and core drilling is planned. A further 30,000 metres of aircore drilling is also planned to delineate anomalies identified during geochemical surveys completed during the 2011 field season.

First pass diamond and RC drilling was completed on the Tinguélé prospect at the Kangaré project (Gold Fields 90 per cent) in Mali. Drill testing of an extensive geochemical anomaly intersected broad intervals of low level mineralisation in the three drill holes completed. Follow-up drilling is planned for the approaching drill season.

At the Asheba project in Ghana (Gold Fields 90 per cent) assays were received from initial drilling completed in early 2011, which confirmed mineralisation in two prospect areas. Conceptual modelling demonstrated sufficient mineral potential to justify further follow-up drilling which is scheduled for completion by June 2012. An auger drilling programme to explore below transported cover commenced late in the quarter and aims to identify extensions to the known mineralised trends.

North America

In British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam project with joint venture partners Fjordland Exploration Inc. (TSX.V:"FEX") and Cariboo Rose Resources (TSX.V:"CRB"). Resource in-fill drilling of the Southeast zone porphyry copper-gold-molybdenum target was completed during the quarter, and conceptual studies progressed. A total of 42 holes for 17,195 metres of core were completed, which will contribute to a maiden SAMREC compliant resource to be finalised by March 2012. In-fill and reconnaissance drilling was also completed on the Deerhorn, Megabuck and Tisdall Lake prospects respectively.

A first pass 7-hole, 2,448 metre diamond drilling programme was completed at the Toodoggone project in British Columbia, Canada where Gold Fields can earn up to 75 per cent in a joint venture with Cascadero Copper Corporation (TSX.V:"CCD"). The drilling programme tested the Mex copper-gold target and successfully intersected porphyry related copper-gold mineralisation.

A 5-hole, 1,706 metre diamond drilling programme was completed on the new Eldorado property, British Columbia, Canada. Four of the five holes intersected variable widths of quartz-carbonate brecciation with local sulphides within altered quartz diorite. Assay results are expected later this year.

South America

Diamond drilling commenced at the Pacosani Target, Moquegua project, Peru and RC drilling commenced at the Ichocollo target in the Tacna project, Peru.

Preparation is underway to commence diamond drilling at the Salares Norte project in the Maricunga district of Chile in the December 2011 quarter, following-up on drilling completed earlier this year.

Australasia

Minimal drilling activity was completed in Australia due to seasonal rainfall and agricultural restrictions. Preparation for the approaching summer drill season is complete and more than 20,000 metres of drilling is planned on the East Lachlan gold-copper porphyry prospects.

Other regions

At the Talas project in Kyrgyzstan (Gold Fields 60 per cent in a joint venture with Orsu Metals Corp, AIM:OSU, TSX:OSU), minor field activities completed include initial low-level soil sampling on new target areas (MMI), and detailed ground magnetic surveys to aid future drill targeting.

Further activity remains on hold following an attack by about ten horsemen on the exploration camp as reported early in October. A criminal investigation is underway.

Project generation and near mine exploration
St Ives

Recent activity at St Ives focused on completing resource model updates for the combined deposits in the Neptune and Revenge areas which have historically produced in excess of 2 million ounces of gold. More than 25,000 metres of drilling was completed on this complex of deposits during 2011 and work on geological and resource modelling is being completed.

Additional resource development drilling programmes totalling in excess of 25,000 metres were also completed at Greater Santa Ana, Cave Rocks and the Leviathan area. Drilling has targeted potentially economic extensions to the established mining centres.

Early-stage target definition and initial drilling activities totalling 24,700 metres were completed on a number of high ranking prospects across the St Ives tenement. Of significance is a series of high grade aircore intersections returned from the Incredible prospect. A drilling programme designed to extend the existing 1.5 kilometre long Incredible pit's gold anomaly laterally to the west is underway.

Agnew

A programme of 14,500 metres of directional diamond core drilling to prove geological and grade continuity on three newly defined high-grade shoots in the Main Lode-Kim corridor commenced in July 2011. Initial indications confirm the presence of three steep-plunging high grade lode structures. Drilling will continue into the December quarter so that an initial inferred resource can be completed before committing to the next stage of drilling.

Positive optimisation of the Cinderella resource suggests a potentially economic open pit position. A 50-hole programme of RC drilling is planned to be completed in the December quarter in order to evaluate the short range variability in the deposit and allow the construction of a final indicated resource.

Damang

Following almost twelve months of dedicated and intensive activity on the Damang super-pit, drilling returned to target the potential extension of the deposits in the Greater Amoanda area. Detailed geological studies completed during the quarter highlighted that significant extensional opportunity exists at both the Rex and Amoanda deposits.

On the eastern flank of the Damang anticline, a reconnaissance drill programme of 31 holes (3,100 metres diamond core) is planned at the Bonsa forest hydrothermal prospect, targeting both structural hydrothermal mineralisation and potential conglomerate reef positions.

Cerro Corona

All results from the phase 2 in-pit extensional drill programme have now been received and essentially confirm the gold and copper distribution to be consistent with the December 2010 model. Localised higher grade zones are also evident, which have potential to provide short-term production grade increases over the life of mine.

Significantly, the phase 2 drilling also identified a number of intersections outside the planned pit designs, particularly at depth. A programme of deeper drilling is planned in 2012 to scope out the potential for resource expansion opportunities below and lateral to the current pit limits.

A 12-hole programme at Sylvita on the northern flank of the Cerro Corona porphyry was completed and logged. Intervals of altered porphyry, along with skarn mineralisation containing visible copper and zinc sulphides were intersected. All assay results are pending.

Business development

Gold Fields entered into an option agreement with Bezant Resources PLC (Bezant) to acquire the entire issued share capital of Asean Copper Investments Limited which is incorporated in the British Virgin Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant's entire interest in the Guinaoang porphyry copper-gold deposit (the Mankayan project) located on Luzon Island in the Philippines. Subject to approval from Bezant's shareholders and the payment of an upfront non-refundable option fee of US$7 million, Gold Fields will be granted the option to acquire the entire issued share capital of Asean for US$63 million. The option can be exercised from the date upon which it is granted until expiry on 31 January 2013. The Mankayan project is located approximately 4 kilometres east of the FSE deposit.

Corporate

Registration of Beatrix's carbon project
Gold Fields is leading the mining industry in reducing climate change with its innovative carbon credit project at its Beatrix mine in Welkom, in the Free State. On 7 September 2011, this project reached a major milestone with its registration as a South African Clean Development Mechanism (CDM) project at the United Nations Framework Convention on Climate Change (UNFCCC).

The project not only reduces carbon emissions and significantly increases safety but will also generate an alternative source of clean energy. It is expected that the carbon emissions at the operation will be reduced from the 2010 base by 1.7 million tonnes of carbon dioxide (CO_2) during the period 2011 to 2018. Methane gas is captured at its source and piped to surface where it is either flared or used to generate electricity. This is the first time that this type of project has been implemented in South Africa.

Although gold mines are generally not viewed as big carbon emitters, the situation is different in South Africa because deep level mines are hot and energy intensive. This project is therefore an important contribution to the reduction of carbon emissions and was awarded the European Energy Risk Deal of the Year award in 2010.

Option agreement in the Philippines
In terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper Far Southeast (FSE) deposit in the Philippines, the second down-payment of US$66 million was made on 21 September 2011. The option agreements were entered into with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express Assets, a private holding company.

The non-refundable down-payment of US$66 million to Liberty is the second in a series of three payments. The first payment of US$54 million was paid with the signing of the option agreement on 20 September 2010. To finalise the acquisition of the 60 per cent interest in FSE, a final payment of US$220 million will be required to be paid in the first half of 2012. The total pre-agreed acquisition price for a 60 per cent interest in FSE, inclusive of all of the above payments, is US$340 million.

Moody's changes Gold Fields Baa3 credit rating outlook to positive from stable
According to Moody's Investor Services (Moody's) a change in outlook was mainly prompted by Gold Fields' continued progress in terms of further diversifying its production and EBITDA geographically and becoming less dependent on South Africa. Combined with this view was the increased expectation that the company would also be able to maintain its conservative leverage of Net Debt to EBITDA ratio below one and maintain a positive free cash flow generation, even in a much lower gold price environment.

Gold Fields has also maintained an investment grade credit rating of BBB- (Stable outlook) from Standard & Poor's Ratings Services (S&P).

Changes to the executive
Peet van Schalkwyk has been appointed as Executive Vice President (EVP) and Head of Operations for West Africa, replacing Peter Turner who took up the position of EVP, South Africa region during August.

Peet returns to Gold Fields after working as General Manager of Alamos Gold Incorporated in Turkey for the past eighteen months. Prior to this he was General Manager at both Tarkwa and Damang in Ghana. Peet also worked in Mali as metallurgical manager for five years. His wealth of experience and knowledge of the operations and mineral deposits in the region will contribute to the success and growth of our footprint in West Africa.

Awards and achievements
Gold Fields was placed first among the top 300 companies operating in the BRICS (Brazil, Russia, India, China, South Africa) countries in the Environmental Tracking (ET) Carbon Rankings, which ranks companies in terms of their disclosure of greenhouse gas emissions. Gold Fields was ranked third in the Global top 800 companies table. The ET Carbon Rankings are compiled by the Environmental Investment Organisation (EIO), an independent not-for-profit research body focusing on economic and financial innovation to reduce global corporate greenhouse gas emissions.

Gold Fields was also the joint winner (with Nedbank) in Ernst & Young's Excellence in Corporate Reporting awards for 2011. The results were based on the latest annual reports of the top 100 JSE Limited listed companies.

Gold Fields was the top resources company and placed fourth overall in the Financial Mail Nkonki Group inaugural Integrated Annual Report awards among the JSE Limited Top 40 companies.

Based on the annual report for the six month period ended 31 December 2010, Gold Fields improved its rating on the Dow Jones Sustainability Index by 6 percentage points to 81 per cent.

Outlook
The production guidance for the year ending December 2011 remains unchanged despite the recent wage-related industrial action and higher than expected safety-related stoppages which disrupted the South African operations. Equivalent gold production is estimated at 3.5 million attributable ounces, which is in the range previously provided.

Total cash cost is estimated at US$810 per ounce (R187,000 per kilogram) and the NCE US$1,200 per ounce (R277,000 per kilogram) for financial 2011. Cash cost is slightly higher than the previous estimate due to an increase in royalties driven by the higher gold price. NCE per ounce is in line with previous guidance. This estimate is based on an average exchange rate of R/US$7.18 and US$/A$1.04 for the year.

The above is subject to an improved safety performance limiting the impact of safety-related stoppages and the forward looking statement on pages 1 and 27.

Basis of accounting
The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
10 November 2011

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter September 2011	June 2011	September 2010	Nine months to September 2011	September 2010
Revenue	11,059.5	9,581.0	9,052.8	29,609.9	25,135.4
Operating costs, net	(5,404.1)	(5,124.2)	(5,132.0)	(15,406.7)	(14,906.5)
- Operating costs	(5,450.4)	(5,250.7)	(5,173.4)	(15,660.1)	(15,034.2)
- Gold inventory change	46.3	126.5	41.4	253.4	127.7
Operating profit	**5,655.4**	4,456.8	3,920.8	**14,203.2**	10,228.9
Amortisation and depreciation	(1,377.4)	(1,277.2)	(1,442.5)	(3,894.6)	(3,950.0)
Net operating profit	**4,278.0**	3,179.6	2,478.3	**10,308.6**	6,278.9
Net interest paid	(69.0)	(31.5)	(69.6)	(141.4)	(147.7)
Share of gain/(loss) of associates after taxation	5.0	0.8	(217.6)	2.3	(127.3)
Gain/(loss) on foreign exchange	72.2	(19.0)	(11.1)	56.2	(20.7)
(Loss)/gain on financial instruments	(0.3)	24.6	(2.6)	30.7	(8.5)
Share-based payments	(121.6)	(122.5)	(119.0)	(366.1)	(286.0)
Other	(74.3)	(84.8)	(23.7)	(235.2)	(240.0)
Exploration	(188.5)	(213.5)	(123.5)	(540.5)	(435.9)
Feasibility and evaluation costs	(48.0)	(17.2)	-	(92.5)	-
Profit before royalties, taxation and non-recurring items	**3,853.5**	2,716.5	1,911.2	**9,022.1**	5,012.8
Non-recurring items	(167.2)	(100.6)	(138.3)	(350.4)	(260.1)
Profit before royalties and taxation	**3,686.3**	2,615.9	1,772.9	**8,671.7**	4,752.7
Royalties	(304.5)	(236.4)	(217.5)	(705.5)	(555.5)
Profit before taxation	**3,381.8**	2,379.5	1,555.4	**7,966.2**	4,197.2
Mining and income taxation	(1,222.8)	(866.3)	(631.5)	(2,869.1)	(1,705.2)
- Normal taxation	(841.0)	(520.7)	(459.2)	(1,961.5)	(954.2)
- Deferred taxation	(381.8)	(345.6)	(172.3)	(907.6)	(751.0)
Net profit	**2,159.0**	1,513.2	923.9	**5,097.1**	2,492.0
Attributable to:					
- Owners of the parent	2,054.6	1,266.8	700.9	4,421.8	1,916.5
- Non-controlling interest	104.4	246.4	223.0	675.3	575.5
Non-recurring items:					
Profit on sale of investments	-	-	1.0	-	89.2
Profit/(loss) on sale of assets	0.4	(2.4)	2.7	(3.3)	4.1
Restructuring costs	(167.4)	(63.0)	(142.0)	(315.0)	(155.5)
Impairment of investments	(0.2)	(1.2)	-	(1.4)	(197.9)
Other	-	(34.0)	-	(30.7)	-
Total non-recurring items	**(167.2)**	(100.6)	(138.3)	**(350.4)**	(260.1)
Taxation	55.0	30.1	50.0	111.0	43.3
Net non-recurring items after taxation	**(112.2)**	(70.5)	(88.3)	**(239.4)**	(216.8)
Net earnings	2,054.6	1,266.8	700.9	4,421.8	1,916.5
Net earnings per share (cents)	284	175	99	612	271
Diluted earnings per share (cents)	280	174	98	605	267
Headline earnings	2,054.4	1,270.1	698.5	4,425.9	2,029.6
Headline earnings per share (cents)	284	176	99	613	287
Diluted headline earnings per share (cents)	281	174	98	606	284
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation	2,111.4	1,326.4	1,016.3	4,589.5	2,281.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)	291	184	144	635	323
Gold sold – managed — kg	28,675	29,371	31,289	86,821	89,317
Gold price received — R/kg	385,684	326,206	289,329	341,045	281,418
Total cash cost — R/kg	192,997	177,934	164,898	179,768	166,772

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	September 2011	June 2011	September 2010	September 2011	September 2010
	Quarter			**Nine months to**	
Revenue	**1,570.3**	1,411.3	1,230.0	**4,266.6**	3,370.4
Operating costs, net	**(766.1)**	(754.9)	(697.3)	**(2,220.0)**	(1,998.0)
- Operating costs	**(772.5)**	(773.5)	(702.9)	**(2,256.5)**	(2,015.1)
- Gold inventory change	**6.4**	18.6	5.6	**36.5**	17.1
Operating profit	**804.2**	656.4	532.7	**2,046.6**	1,372.4
Amortisation and depreciation	**(195.3)**	(188.2)	(196.0)	**(561.2)**	(529.7)
Net operating profit	**608.9**	468.2	336.7	**1,485.4**	842.7
Net interest paid	**(9.9)**	(4.6)	(9.5)	**(20.4)**	(19.8)
Share of gain/(loss) of associates after taxation	**0.7**	0.1	(29.6)	**0.3**	(17.7)
Gain/(loss) on foreign exchange	**10.4**	(2.7)	(1.5)	**8.1**	(2.8)
(Loss)/gain on financial instruments	**(0.1)**	3.6	(0.4)	**4.4**	(1.4)
Share-based payments	**(17.3)**	(18.0)	(16.2)	**(52.8)**	(38.6)
Other	**(10.5)**	(12.8)	(3.1)	**(33.9)**	(31.7)
Exploration	**(26.7)**	(31.3)	(16.7)	**(77.9)**	(58.3)
Feasibility and evaluation costs	**(6.8)**	(2.6)	-	**(13.3)**	-
Profit before royalties, taxation and non-recurring items	**548.7**	399.9	259.7	**1,299.9**	672.4
Non-recurring items	**(23.9)**	(14.8)	(18.8)	**(50.5)**	(33.5)
Profit before royalties and taxation	**524.8**	385.1	240.9	**1,249.4**	638.9
Royalties	**(43.4)**	(34.7)	(29.6)	**(101.7)**	(74.4)
Profit before taxation	**481.4**	350.4	211.3	**1,147.7**	564.5
Mining and income taxation	**(174.1)**	(127.6)	(85.8)	**(413.4)**	(229.0)
- Normal taxation	**(119.7)**	(77.0)	(62.4)	**(282.6)**	(128.6)
- Deferred taxation	**(54.4)**	(50.6)	(23.4)	**(130.8)**	(100.4)
Net profit	**307.3**	222.8	125.5	**734.3**	335.5
Attributable to:					
- Owners of the parents	**293.0**	186.3	95.2	**637.0**	258.4
- Non-controlling interest	**14.3**	36.5	30.3	**97.3**	77.1
Non-recurring items:					
Profit on sale of investments	**-**	-	0.1	**-**	12.7
(Loss)/profit on sale of assets	**-**	(0.3)	0.4	**(0.5)**	0.6
Restructuring costs	**(23.9)**	(9.4)	(19.3)	**(45.4)**	(21.1)
Gain on financial instruments	**-**	-	-	**-**	0.1
Driefontein 9 shaft closure cost	**-**	-	-	**-**	0.3
Impairment of investments	**-**	(0.2)	-	**(0.2)**	(26.1)
Other	**-**	(4.9)	-	**(4.4)**	-
Total non-recurring items	**(23.9)**	(14.8)	(18.8)	**(50.5)**	(33.5)
Taxation	**7.9**	4.4	6.8	**16.0**	5.7
Net non-recurring items after taxation	**(16.0)**	(10.4)	(12.0)	**(34.5)**	(27.8)
Net earnings	**293.0**	186.3	95.2	**637.0**	258.4
Net earnings per share (cents)	**40**	26	13	**88**	36
Diluted earnings per share (cents)	**40**	25	13	**87**	36
Headline earnings	**293.0**	186.7	94.8	**637.6**	272.5
Headline earnings per share (cents)	**40**	26	13	**88**	39
Diluted headline earnings per share (cents)	**40**	25	13	**87**	38
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation	**301.1**	195.2	138.1	**661.3**	307.0
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)	**42**	27	20	**92**	44
South African rand/United States dollar conversion rate	**7.05**	6.78	7.36	**6.94**	7.46
South African rand/Australian dollar conversion rate	**7.44**	7.18	6.59	**7.21**	6.67
Gold sold – managed oz (000)	**922**	944	1,006	**2,791**	2,872
Gold price received US$/oz	**1,702**	1,496	1,223	**1,528**	1,173
Total cash cost US$/oz	**851**	816	697	**806**	695

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Nine months to	
SOUTH AFRICAN RAND	September 2011	June 2011	September 2010	September 2011	September 2010
Net profit	**2,159.0**	1,513.2	923.9	**5,097.1**	2,492.0
Other comprehensive income/(expenses), net of tax	**1,130.1**	89.2	(620.0)	**1,616.4**	(1,005.7)
Marked to market valuation of listed investments	**(1.5)**	(23.7)	41.8	**2.8**	(72.8)
Currency translation adjustments and other	**1,127.0**	114.8	(671.4)	**1,609.1**	(946.3)
Share of equity investee's other comprehensive income	**0.1**	-	7.0	**0.1**	4.5
Deferred taxation on marked to market valuation of listed investments	**4.5**	(1.9)	2.6	**4.4**	8.9
Total comprehensive income	**3,289.1**	1,602.4	303.9	**6,713.5**	1,486.3
Attributable to:					
- Owners of the parent	**3,185.1**	1,355.5	82.5	**6,037.8**	913.7
- Non-controlling interest	**104.0**	246.9	221.4	**675.7**	572.6
	3,289.1	1,602.4	303.9	**6,713.5**	1,486.3

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Nine months to	
UNITED STATES DOLLARS	September 2011	June 2011	September 2010	September 2011	September 2010
Net profit	**307.3**	222.8	125.5	**734.3**	335.5
Other comprehensive (expenses)/income, net of tax	**(814.8)**	53.8	376.8	**(871.4)**	383.4
Marked to market valuation of listed investments	**(0.2)**	(3.4)	5.7	**0.4**	(9.7)
Currency translation adjustments and other	**(815.2)**	57.5	369.7	**(872.4)**	391.1
Share of equity investee's other comprehensive income	**-**	-	1.0	**-**	0.7
Deferred taxation on marked to market valuation of listed investments	**0.6**	(0.3)	0.4	**0.6**	1.3
Total comprehensive (loss)/income	**(507.5)**	276.6	502.3	**(137.1)**	718.9
Attributable to:					
- Owners of the parent	**(498.9)**	233.3	442.4	**(207.4)**	608.8
- Non-controlling interest	**(8.6)**	43.3	59.9	**70.3**	110.1
	(507.5)	276.6	502.3	**(137.1)**	718.9

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	September 2011	December 2010	September 2011	December 2010
Property, plant and equipment	**60,586.9**	53,249.8	**7,479.9**	7,888.9
Goodwill	**4,458.9**	4,458.9	**550.5**	660.6
Non-current assets	**1,213.6**	1,137.9	**149.8**	168.6
Investments	**931.1**	1,078.5	**115.0**	159.8
Deferred taxation	**693.9**	753.1	**85.7**	111.6
Current assets	**12,309.9**	11,136.1	**1,519.7**	1,649.8
- Other current assets	**7,875.2**	5,672.3	**972.2**	840.3
- Cash and deposits	**4,434.7**	5,463.8	**547.5**	809.5
Total assets	**80,194.3**	71,814.3	**9,900.6**	10,639.3
Shareholders' equity	**45,288.5**	46,622.5	**5,591.2**	6,907.1
Deferred taxation	**9,257.1**	7,814.5	**1,142.9**	1,157.7
Long-term loans	**11,156.9**	7,671.9	**1,377.4**	1,136.6
Environmental rehabilitation provisions	**2,589.2**	2,271.2	**319.7**	336.5
Post-retirement health care provisions	**18.1**	18.0	**2.2**	2.7
Other long-term provisions	**110.0**	133.2	**13.6**	19.7
Current liabilities	**11,774.5**	7,283.0	**1,453.6**	1,079.0
- Other current liabilities	**7,400.5**	5,516.8	**913.6**	817.3
- Current portion of long-term loans	**4,374.0**	1,766.2	**540.0**	261.7
Total equity and liabilities	**80,194.3**	71,814.3	**9,900.6**	10,639.3
South African rand/US dollar conversion rate			**8.10**	6.75
South African rand/Australian dollar conversion rate			**8.09**	6.77
Net debt	**11,096.2**	3,974.3	**1,369.9**	588.8

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	1,616.0	4,421.8	675.7	**6,713.5**
Profit for the period	-	-	4,421.8	675.3	**5,097.1**
Other comprehensive income	-	1,616.0	-	0.4	**1,616.4**
Dividends paid	-	-	(1,229.4)	(154.2)	**(1,383.6)**
Share-based payments	-	366.1	-	-	**366.1**
Loans received from non-controlling interest	-	-	-	152.5	**152.5**
Purchase of non-controlling interest	-	-	(4,469.8)	(2,660.9)	**(7,130.7)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	29.6	-	-	-	**29.6**
Balance as at 30 September 2011	**31,508.8**	**1,943.8**	**10,742.4**	**1,093.5**	**45,288.5**

UNITED STATES DOLLARS				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(844.4)	637.0	70.3	**(137.1)**
Profit for the period	-	-	637.0	97.3	**734.3**
Other comprehensive expenses	-	(844.4)	-	(27.0)	**(871.4)**
Dividends paid	-	-	(174.9)	(22.2)	**(197.1)**
Share-based payments	-	52.8	-	-	**52.8**
Loans received from non-controlling interest	-	-	-	22.0	**22.0**
Purchase of non-controlling interest	-	-	(657.6)	(391.5)	**(1,049.1)**
Treasury shares	(11.7)	-	-	-	**(11.7)**
Exercise of employee share options	4.3	-	-	-	**4.3**
Balance as at 30 September 2011	**4,595.3**	**(584.2)**	**1,445.1**	**135.0**	**5,591.2**

SOUTH AFRICAN RAND				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2009	**31,503.5**	**(1,252.6)**	**11,727.9**	**2,746.4**	**44,725.2**
Total comprehensive (expenses)/income	-	(1,002.8)	1,916.5	572.6	**1,486.3**
Profit for the period	-	-	1,916.5	575.5	**2,492.0**
Other comprehensive expenses	-	(1,002.8)	-	(2.9)	**(1,005.7)**
Dividends paid	-	-	(847.4)	(175.2)	**(1,022.6)**
Share-based payments	-	286.0	-	-	**286.0**
Loans repaid to non-controlling interest	-	-	-	(116.4)	**(116.4)**
Exercise of employee share options	34.7	-	-	-	**34.7**
Balance as at 30 September 2010	**31,538.2**	**(1,969.4)**	**12,797.0**	**3,027.4**	**45,393.2**

UNITED STATES DOLLARS				
	Share capital and premium	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 31 December 2009	**4,594.8**	**(708.3)**	**1,600.9**	**359.0**	**5,846.4**
Total comprehensive income	-	350.3	258.4	110.1	**718.8**
Profit for the period	-	-	258.4	77.1	**335.5**
Other comprehensive income	-	350.3	-	33.0	**383.3**
Dividends paid	-	-	(112.9)	(23.1)	**(136.0)**
Share-based payments	-	38.6	-	-	**38.6**
Loans repaid to non-controlling interest	-	-	-	(15.4)	**(15.4)**
Exercise of employee share options	4.6	-	-	-	**4.6**
Balance as at 30 September 2010	**4,599.4**	**(319.4)**	**1,746.4**	**430.6**	**6,457.0**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter			Nine months to	
	September 2011	June 2011	September 2010	September 2011	September 2010
Cash flows from operating activities	**5,056.5**	2,954.2	2,250.7	**10,793.2**	8,483.9
Profit before royalties, tax and non-recurring items	**3,853.5**	2,716.5	1,911.2	**9,022.1**	5,012.8
Non-recurring items	**(167.2)**	(100.6)	(138.3)	**(350.4)**	(260.1)
Amortisation and depreciation	**1,377.4**	1,277.2	1,442.5	**3,894.6**	3,950.0
South Deep BEE dividend paid	**-**	-	-	**(21.4)**	-
Change in working capital	**372.7**	47.8	(753.2)	**129.9**	719.6
Royalties and taxation paid	**(689.0)**	(984.9)	(623.3)	**(2,335.9)**	(1,559.5)
Other non-cash items	**309.1**	(1.8)	411.8	**454.3**	621.1
Dividends paid	**(870.5)**	(7.3)	(494.4)	**(1,442.2)**	(1,022.6)
Owners of the parent	**(723.6)**	-	(494.4)	**(1,229.4)**	(847.4)
Non-controlling interest holders	**(146.9)**	(7.3)	-	**(212.8)**	(175.2)
Cash flows from investing activities	**(3,161.1)**	(8,029.7)	(2,228.0)	**(14,613.2)**	(5,872.4)
Capital expenditure – additions	**(2,607.4)**	(2,285.0)	(2,225.4)	**(6,961.0)**	(6,254.1)
Capital expenditure – proceeds on disposal	**0.6**	8.2	28.7	**17.5**	31.9
Payment for FSE	**(534.6)**	-	-	**(534.6)**	-
La Cima non-controlling interest buy-out	**-**	(1,242.6)	-	**(2,611.0)**	-
Ghana non-controlling interest buy-out	**-**	(4,519.7)	-	**(4,519.7)**	-
Purchase of investments	**-**	-	(22.5)	**(0.7)**	(73.4)
Proceeds on disposal of investments	**13.3**	12.0	1.0	**36.8**	512.8
Environmental and post-retirement health care payments	**(33.0)**	(2.6)	(9.8)	**(40.5)**	(89.6)
Cash flows from financing activities	**(1,431.3)**	2,795.2	1,188.8	**3,641.7**	1,100.7
Loans received	**400.0**	3,927.3	4,013.1	**7,499.1**	9,119.2
Loans repaid	**(1,905.2)**	(1,184.6)	(2,840.1)	**(4,039.5)**	(7,936.8)
Non-controlling interest holders' loans repaid	**-**	-	-	**-**	(116.4)
Non-controlling interest holders' loans received	**64.0**	46.6	-	**152.5**	-
Shares issued	**9.9**	5.9	15.8	**29.6**	34.7
Net cash (outflow)/inflow	**(406.4)**	(2,287.6)	717.1	**(1,620.5)**	2,689.6
Translation adjustment	**496.1**	29.4	(194.4)	**591.4**	(204.6)
Cash at beginning of period	**4,345.0**	6,603.2	3,790.5	**5,463.8**	1,828.2
Cash at end of period	**4,434.7**	4,345.0	4,313.2	**4,434.7**	4,313.2
Cash flow from operating activities less capital expenditure – additions	**2,449.1**	669.2	25.3	**3,832.2**	2,229.8

UNITED STATES DOLLARS	Quarter			Nine months to	
	September 2011	June 2011	September 2010	September 2011	September 2010
Cash flows from operating activities	**716.5**	435.5	308.0	**1,549.6**	1,134.9
Profit before royalties, tax and non-recurring items	**548.7**	399.9	259.7	**1,299.9**	672.4
Non-recurring items	**(23.9)**	(14.8)	(18.8)	**(50.5)**	(33.5)
Amortisation and depreciation	**195.3**	188.2	196.0	**561.2**	529.7
South Deep BEE dividend paid	**-**	-	-	**(3.1)**	-
Change in working capital	**54.0**	6.3	(102.3)	**18.7**	90.2
Royalties and taxation paid	**(102.0)**	(144.1)	(82.6)	**(342.1)**	(206.5)
Other non-cash items	**44.4**	-	56.0	**65.5**	82.6
Dividends paid	**(122.8)**	(1.1)	(67.4)	**(205.8)**	(136.0)
Owners of the parent	**(101.7)**	-	(67.4)	**(174.9)**	(112.9)
Non-controlling interest holders	**(21.1)**	(1.1)	-	**(30.9)**	(23.1)
Cash flows from investing activities	**(439.0)**	(1,185.1)	(302.8)	**(2,116.2)**	(776.6)
Capital expenditure – additions	**(370.2)**	(336.4)	(302.4)	**(1,003.0)**	(838.4)
Capital expenditure – proceeds on disposal	**-**	1.3	3.9	**2.5**	4.3
Payment for FSE	**(66.0)**	-	-	**(66.0)**	-
La Cima non-controlling interest buy-out	**-**	(184.4)	-	**(382.1)**	-
Ghana non-controlling interest buy-out	**-**	(667.0)	-	**(667.0)**	-
Purchase of investments	**-**	-	(3.1)	**(0.1)**	(10.0)
Proceeds on disposal of investments	**1.9**	1.8	0.1	**5.3**	79.4
Environmental and post-retirement health care payments	**(4.7)**	(0.4)	(1.3)	**(5.8)**	(11.9)
Cash flows from financing activities	**(184.5)**	403.9	169.4	**549.6**	158.9
Loans received	**56.7**	570.0	557.4	**1,084.9**	1,235.2
Loans repaid	**(251.7)**	(173.8)	(390.1)	**(561.6)**	(1,065.5)
Non-controlling interest holders' loans repaid	**-**	-	-	**-**	(15.4)
Non-controlling interest holders' loans received	**9.1**	6.8	-	**22.0**	-
Shares issued	**1.4**	0.9	2.1	**4.3**	4.6
Net cash (outflow)/inflow	**(29.8)**	(346.8)	107.2	**(222.8)**	381.2
Translation adjustment	**(53.3)**	23.2	5.6	**(39.2)**	(6.7)
Cash at beginning of period	**630.6**	954.2	500.7	**809.5**	239.0
Cash at end of period	**547.5**	630.6	613.5	**547.5**	613.5
Cash flow from operating activities less capital expenditure – additions	**346.3**	99.1	5.6	**546.6**	296.5

Reconciliation of headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND			UNITED STATES DOLLARS		
	Quarter			Quarter		
	September 2011	June 2011	September 2010	September 2011	June 2011	September 2010
Net earnings	**2,054.6**	1,266.8	700.9	**293.0**	186.3	95.2
Profit on sale of investments	**-**	-	(1.0)	**-**	-	(0.1)
Taxation effect on sale of investments	**-**	-	0.3	**-**	-	-
Loss/(profit) on sale of assets	**(0.4)**	2.4	(2.7)	**-**	0.3	(0.4)
Taxation effect on sale of assets	**-**	(0.3)	1.0	**-**	(0.1)	0.1
Impairment of investments	**0.2**	1.2	-	**-**	0.2	-
Headline earnings	**2,054.4**	1,270.1	698.5	**293.0**	186.7	94.8
Headline earnings per share – cents	**284**	176	99	**40**	26	13
Based on headline earnings as given above divided by 723,159,600 (June 2011 – 721,981,479 and September 2010 – 706,090,891) being the weighted average number of ordinary shares in issue.						

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward cover contracts*

Outstanding at the end of September 2011 was the following contract:

- CAD/ZAR – CAD0.4 million in total, with a zero marked to market value.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2011	31 Dec 2012	31 Dec 2013	1 Jan 2014 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond and preference shares)					
Rand million	-	1,000.0	500.0	1,500.0	**3,000.0**
US dollar million	10.0	557.0	48.0	2,092.4	**2,707.4**
Dollar debt translated to rand	81.0	4,511.7	388.8	16,948.5	**21,930.0**
Total (R'm)	**81.0**	**5,511.7**	**888.8**	**18,448.5**	**24,930.0**
Utilisation – Committed loan facilities (including US$ bond and preference shares)					
Rand million	-	-	-	-	**-**
US dollar million	10.0	540.0	40.0	1,327.4	**1,917.4**
Dollar debt translated to rand	81.0	4,374.0	324.0	10,751.9	**15,530.9**
Total (R'm)	**81.0**	**4,374.0**	**324.0**	**10,751.9**	**15,530.9**
Long-term loans per balance sheet (R'm)					**11,156.9**
Current portion of long-term loans per balance sheet (R'm)					**4,374.0**
Total loans per balance sheet (R'm)					**15,530.9**

Exchange rate: US$1 = R8.10 being the closing rate at the end of the September 2011 quarter.

Operating and financial results

SOUTH AFRICAN RAND				South Africa Region			
		Total Mine Operations		**Total**	**KDC**	**Beatrix**	**South Deep**
Operating Results							
Ore milled/treated (000 tonnes)	September 2011	**14,770**		**4,327**	**2,805**	**899**	**623**
	June 2011	15,187		4,408	2,648	1,070	690
	Year to date	44,415		12,755	7,987	2,877	1,891
Yield (grams per tonne)	September 2011	**1.9**		**3.1**	**3.1**	**2.9**	**3.2**
	June 2011	1.9		3.2	3.2	2.8	3.4
	Year to date	2.0		3.1	3.2	2.8	3.5
Gold produced (kilograms)	September 2011	**28,781**		**13,323**	**8,684**	**2,636**	**2,003**
	June 2011	29,357		13,889	8,475	3,048	2,366
	Year to date	86,784		39,996	25,328	7,998	6,670
Gold sold (kilograms)	September 2011	**28,675**		**13,323**	**8,684**	**2,636**	**2,003**
	June 2011	29,371		13,889	8,475	3,048	2,366
	Year to date	86,821		39,996	25,328	7,998	6,670
Gold price received (Rand per kilogram)	September 2011	**385,684**		**392,584**	**389,717**	**400,493**	**394,608**
	June 2011	326,206		328,778	327,740	331,398	329,121
	Year to date	341,045		344,692	343,845	348,725	343,073
Total cash cost (Rand per kilogram)	September 2011	**192,997**		**235,780**	**227,395**	**236,002**	**271,842**
	June 2011	177,934		220,261	225,133	203,871	223,922
	Year to date	179,768		223,352	220,033	222,718	236,717
Notional cash expenditure (Rand per kilogram)	September 2011	**273,979**		**330,023**	**295,164**	**300,228**	**520,369**
	June 2011	251,790		305,501	290,289	255,118	424,894
	Year to date	255,824		310,471	283,591	283,021	445,457
Operating costs (Rand per tonne)	September 2011	**369**		**724**	**696**	**699**	**883**
	June 2011	346		697	723	584	773
	Year to date	353		705	700	627	844
Financial Results (Rand million)							
Revenue	September 2011	**11,059.5**		**5,230.4**	**3,384.3**	**1,055.7**	**790.4**
	June 2011	9,581.0		4,566.4	2,777.6	1,010.1	778.7
	Year to date	29,609.9		13,786.3	8,708.9	2,789.1	2,288.3
Net operating costs	September 2011	**(5,404.1)**		**(3,131.1)**	**(1,952.4)**	**(628.3)**	**(550.4)**
	June 2011	(5,124.2)		(3,074.0)	(1,915.4)	(625.2)	(533.4)
	Year to date	(15,406.7)		(8,987.8)	(5,588.7)	(1,802.9)	(1,596.2)
- Operating costs	September 2011	**(5,450.4)**		**(3,131.1)**	**(1,952.4)**	**(628.3)**	**(550.4)**
	June 2011	(5,250.7)		(3,074.0)	(1,915.4)	(625.2)	(533.4)
	Year to date	(15,660.1)		(8,987.8)	(5,588.7)	(1,802.9)	(1,596.2)
- Gold inventory change	September 2011	**46.3**		**-**	**-**	**-**	**-**
	June 2011	126.5		-	-	-	-
	Year to date	253.4		-	-	-	-
Operating profit	September 2011	**5,655.4**		**2,099.3**	**1,431.9**	**427.4**	**240.0**
	June 2011	4,456.8		1,492.4	862.2	384.9	245.3
	Year to date	14,203.2		4,798.5	3,120.2	986.2	692.1
Amortisation of mining assets	September 2011	**(1,339.6)**		**(679.8)**	**(410.1)**	**(127.4)**	**(142.3)**
	June 2011	(1,241.0)		(665.9)	(401.1)	(139.0)	(125.8)
	Year to date	(3,783.8)		(1,994.6)	(1,224.2)	(364.0)	(406.4)
Net operating profit	September 2011	**4,315.8**		**1,419.5**	**1,021.8**	**300.0**	**97.7**
	June 2011	3,215.8		826.5	461.1	245.9	119.5
	Year to date	10,419.4		2,803.9	1,896.0	622.2	285.7
Other expenses	September 2011	**(175.4)**		**(67.9)**	**(37.9)**	**(11.5)**	**(18.5)**
	June 2011	(157.5)		(69.2)	(42.2)	(10.9)	(16.1)
	Year to date	(459.2)		(199.0)	(117.6)	(33.1)	(48.3)
Profit before royalties and taxation	September 2011	**4,140.4**		**1,351.6**	**983.9**	**288.5**	**79.2**
	June 2011	3,058.3		757.3	418.9	235.0	103.4
	Year to date	9,960.2		2,604.9	1,778.4	589.1	237.4
Royalties, mining and income taxation	September 2011	**(1,525.2)**		**(459.8)**	**(323.7)**	**(103.6)**	**(32.5)**
	June 2011	(1,043.5)		(240.2)	(114.5)	(86.8)	(38.9)
	Year to date	(3,483.5)		(887.4)	(575.5)	(215.1)	(96.8)
- Normal taxation	September 2011	**(825.4)**		**(169.6)**	**(169.2)**	**(0.4)**	**-**
	June 2011	(447.5)		(2.6)	(2.6)	-	-
	Year to date	(1,846.0)		(216.8)	(215.7)	(1.1)	-
- Royalties	September 2011	**(304.7)**		**(80.7)**	**(71.5)**	**(5.3)**	**(3.9)**
	June 2011	(236.4)		(42.3)	(33.3)	(5.1)	(3.9)
	Year to date	(705.7)		(158.3)	(132.9)	(14.0)	(11.4)
- Deferred taxation	September 2011	**(395.1)**		**(209.5)**	**(83.0)**	**(97.9)**	**(28.6)**
	June 2011	(359.6)		(195.3)	(78.6)	(81.7)	(35.0)
	Year to date	(931.8)		(512.3)	(226.9)	(200.0)	(85.4)
Profit before non-recurring items	September 2011	**2,615.2**		**891.8**	**660.2**	**184.9**	**46.7**
	June 2011	2,014.8		517.1	304.4	148.2	64.5
	Year to date	6,476.7		1,717.5	1,202.9	374.0	140.6
Non-recurring items	September 2011	**(128.4)**		**(111.3)**	**(90.7)**	**(12.0)**	**(8.6)**
	June 2011	(99.5)		(41.0)	(23.9)	(6.0)	(11.1)
	Year to date	(309.7)		(193.9)	(133.4)	(30.2)	(30.3)
Net profit	September 2011	**2,486.8**		**780.5**	**569.5**	**172.9**	**38.1**
	June 2011	1,915.3		476.1	280.5	142.2	53.4
	Year to date	6,167.0		1,523.6	1,069.5	343.8	110.3
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2011	**2,581.2**		**852.4**	**628.4**	**180.6**	**43.4**
	June 2011	2,001.3		502.4	296.0	146.1	60.3
	Year to date	6,408.2		1,648.7	1,156.2	363.4	129.1
Capital Expenditure	September 2011	**(2,435.0)**		**(1,265.8)**	**(610.8)**	**(163.1)**	**(491.9)**
	June 2011	(2,141.1)		(1,169.1)	(544.8)	(152.4)	(471.9)
	Year to date	(6,541.3)		(3,429.8)	(1,594.1)	(460.7)	(1,375.0)

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region	Australasia Region[#]		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tonnes)	September 2011	**6,825**	**5,597**	**1,228**	**1,674**	**1,944**	**1,682**	**262**
	June 2011	7,155	5,883	1,272	1,717	1,907	1,676	231
	Year to date	21,033	17,283	3,750	4,973	5,654	4,977	677
Yield (grams per tonne)	September 2011	**1.1**	**1.0**	**1.4**	**1.7**	**2.7**	**2.1**	**6.4**
	June 2011	1.0	1.0	1.4	1.8	2.6	2.0	6.8
	Year to date	1.1	1.0	1.4	1.9	2.7	2.2	6.5
Gold produced (kilograms)	September 2011	**7,290**	**5,600**	**1,690**	**2,921**	**5,247**	**3,577**	**1,670**
	June 2011	7,377	5,625	1,752	3,143	4,948	3,379	1,569
	Year to date	22,241	17,012	5,229	9,426	15,121	10,703	4,418
Gold sold (kilograms)	September 2011	**7,290**	**5,600**	**1,690**	**2,815**	**5,247**	**3,577**	**1,670**
	June 2011	7,377	5,625	1,752	3,157	4,948	3,379	1,569
	Year to date	22,241	17,012	5,229	9,463	15,121	10,703	4,418
Gold price received (Rand per kilogram)	September 2011	**387,915**	**387,732**	**388,521**	**335,737**	**391,862**	**388,762**	**398,503**
	June 2011	329,375	329,387	329,338	304,846	327,890	327,079	329,637
	Year to date	342,026	342,053	341,939	316,707	345,189	342,558	351,562
Total cash cost (Rand per kilogram)	September 2011	**139,767**	**137,446**	**147,456**	**111,865**	**201,849**	**221,638**	**159,461**
	June 2011	122,841	116,302	143,836	88,882	198,080	221,367	147,929
	Year to date	126,361	119,157	149,799	94,959	196,111	211,716	158,307
Notional cash expenditure (Rand per kilogram)	September 2011	**209,506**	**197,036**	**250,828**	**139,370**	**296,188**	**317,585**	**250,359**
	June 2011	193,019	193,689	190,868	114,604	275,788	298,935	225,940
	Year to date	204,375	195,421	233,505	124,379	268,891	279,071	244,228
Operating costs (Rand per tonne)	September 2011	**148**	**138**	**195**	**173**	**524**	**447**	**1,020**
	June 2011	134	125	174	148	506	438	996
	Year to date	142	130	196	167	506	434	1,033
Financial Results (Rand million)								
Revenue	September 2011	**2,827.9**	**2,171.3**	**656.6**	**945.1**	**2,056.1**	**1,390.6**	**665.5**
	June 2011	2,429.8	1,852.8	577.0	962.4	1,622.4	1,105.2	517.2
	Year to date	7,607.0	5,819.0	1,788.0	2,997.0	5,219.6	3,666.4	1,553.2
Net operating costs	September 2011	**(931.1)**	**(716.8)**	**(214.3)**	**(289.1)**	**(1,052.8)**	**(791.2)**	**(261.6)**
	June 2011	(825.0)	(595.6)	(229.4)	(258.3)	(966.9)	(740.2)	(226.7)
	Year to date	(2,606.9)	(1,888.8)	(718.1)	(852.4)	(2,959.6)	(2,267.0)	(692.6)
- Operating costs	September 2011	**(1,010.3)**	**(771.4)**	**(238.9)**	**(289.6)**	**(1,019.4)**	**(752.1)**	**(267.3)**
	June 2011	(957.0)	(735.5)	(221.5)	(254.7)	(965.0)	(734.9)	(230.1)
	Year to date	(2,978.7)	(2,242.6)	(736.1)	(832.4)	(2,861.2)	(2,162.0)	(699.2)
- Gold inventory change	September 2011	**79.2**	**54.6**	**24.6**	**0.5**	**(33.4)**	**(39.1)**	**5.7**
	June 2011	132.0	139.9	(7.9)	(3.6)	(1.9)	(5.3)	3.4
	Year to date	371.8	353.8	18.0	(20.0)	(98.4)	(105.0)	6.6
Operating profit	September 2011	**1,896.8**	**1,454.5**	**442.3**	**656.0**	**1,003.3**	**599.4**	**403.9**
	June 2011	1,604.8	1,257.2	347.6	704.1	655.5	365.0	290.5
	Year to date	5,000.1	3,930.2	1,069.9	2,144.6	2,260.0	1,399.4	860.6
Amortisation of mining assets	September 2011	**(249.3)**	**(188.8)**	**(60.5)**	**(102.6)**	**(307.9)**		
	June 2011	(211.8)	(174.6)	(37.2)	(102.7)	(260.6)		
	Year to date	(683.5)	(544.0)	(139.5)	(302.6)	(803.1)		
Net operating profit	September 2011	**1,647.5**	**1,265.7**	**381.8**	**553.4**	**695.4**		
	June 2011	1,393.0	1,082.6	310.4	601.4	394.9		
	Year to date	4,316.6	3,386.2	930.4	1,842.0	1,456.9		
Other expenses	September 2011	**(39.6)**	**(27.2)**	**(12.4)**	**(49.9)**	**(18.0)**		
	June 2011	(56.0)	(39.6)	(16.4)	(22.2)	(10.1)		
	Year to date	(126.5)	(88.6)	(37.9)	(95.5)	(38.2)		
Profit before royalties and taxation	September 2011	**1,607.9**	**1,238.5**	**369.4**	**503.5**	**677.4**		
	June 2011	1,337.0	1,043.0	294.0	579.2	384.8		
	Year to date	4,190.1	3,297.6	892.5	1,746.5	1,418.7		
Royalties, mining and income taxation	September 2011	**(594.6)**	**(464.5)**	**(130.1)**	**(229.6)**	**(241.2)**		
	June 2011	(458.6)	(359.9)	(98.7)	(202.9)	(141.8)		
	Year to date	(1,467.3)	(1,159.6)	(307.7)	(614.3)	(514.5)		
- Normal taxation	September 2011	**(428.4)**	**(348.0)**	**(80.4)**	**(227.4)**	**-**		
	June 2011	(259.7)	(209.4)	(50.3)	(185.2)	-		
	Year to date	(1,008.3)	(849.3)	(159.0)	(620.9)	-		
- Royalties	September 2011	**(141.1)**	**(108.3)**	**(32.8)**	**(30.7)**	**(52.2)**		
	June 2011	(122.1)	(93.1)	(29.0)	(30.4)	(41.6)		
	Year to date	(333.7)	(255.3)	(78.4)	(81.0)	(132.7)		
- Deferred taxation	September 2011	**(25.1)**	**(8.2)**	**(16.9)**	**28.5**	**(189.0)**		
	June 2011	(76.8)	(57.4)	(19.4)	12.7	(100.2)		
	Year to date	(125.3)	(55.0)	(70.3)	87.6	(381.8)		
Profit before non-recurring items	September 2011	**1,013.3**	**774.0**	**239.3**	**273.9**	**436.2**		
	June 2011	878.4	683.1	195.3	376.3	243.0		
	Year to date	2,722.8	2,138.0	584.8	1,132.2	904.2		
Non-recurring items	September 2011	**(16.6)**	**(4.3)**	**(12.3)**	**-**	**(0.5)**		
	June 2011	(42.3)	(8.5)	(33.8)	(0.2)	(16.0)		
	Year to date	(84.9)	(36.7)	(48.2)	(1.5)	(29.4)		
Net profit	September 2011	**996.7**	**769.7**	**227.0**	**273.9**	**435.7**		
	June 2011	836.1	674.6	161.5	376.1	227.0		
	Year to date	2,637.9	2,101.3	536.6	1,130.7	874.8		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2011	**1,011.8**	**775.1**	**236.7**	**277.3**	**439.7**		
	June 2011	881.5	690.2	191.3	376.3	241.1		
	Year to date	2,719.3	2,139.3	580.0	1,135.2	905.0		
Capital Expenditure	September 2011	**(517.0)**	**(332.0)**	**(185.0)**	**(117.5)**	**(534.7)**	**(383.9)**	**(150.8)**
	June 2011	(466.9)	(354.0)	(112.9)	(105.5)	(399.6)	(275.2)	(124.4)
	Year to date	(1,566.8)	(1,081.9)	(484.9)	(340.0)	(1,204.7)	(824.9)	(379.8)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations		South Africa Region			
				Total	KDC	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tonnes)	September 2011	**14,770**		**4,327**	**2,805**	**899**	**623**
	June 2011	15,187		4,408	2,648	1,070	690
	Year to date	44,415		12,755	7,987	2,877	1,891
Yield (ounces per tonne)	September 2011	**0.063**		**0.099**	**0.100**	**0.094**	**0.103**
	June 2011	0.062		0.101	0.103	0.092	0.110
	Year to date	0.063		0.101	0.102	0.089	0.113
Gold produced (000 ounces)	September 2011	**925.3**		**428.3**	**279.2**	**84.7**	**64.4**
	June 2011	943.8		446.5	272.5	98.0	76.1
	Year to date	2,790.2		1,286.0	814.3	257.1	214.4
Gold sold (000 ounces)	September 2011	**921.9**		**428.3**	**279.2**	**84.7**	**64.4**
	June 2011	944.3		446.5	272.5	98.0	76.1
	Year to date	2,791.4		1,286.0	814.3	257.1	214.4
Gold price received (dollars per ounce)	September 2011	**1,702**		**1,732**	**1,719**	**1,767**	**1,741**
	June 2011	1,496		1,508	1,504	1,520	1,510
	Year to date	1,528		1,545	1,541	1,563	1,538
Total cash cost (dollars per ounce)	September 2011	**851**		**1,040**	**1,003**	**1,041**	**1,199**
	June 2011	816		1,010	1,033	935	1,027
	Year to date	806		1,001	986	998	1,061
Notional cash expenditure (dollars per ounce)	September 2011	**1,209**		**1,456**	**1,302**	**1,325**	**2,296**
	June 2011	1,155		1,401	1,332	1,170	1,949
	Year to date	1,147		1,391	1,271	1,268	1,996
Operating costs (dollars per tonne)	September 2011	**52**		**103**	**99**	**99**	**125**
	June 2011	51		103	107	86	114
	Year to date	51		102	101	90	122
Financial Results ($ million)							
Revenue	September 2011	**1,570.3**		**742.9**	**480.9**	**150.0**	**112.0**
	June 2011	1,411.3		672.0	409.0	148.3	114.7
	Year to date	4,266.6		1,986.5	1,254.9	401.9	329.7
Net operating costs	September 2011	**(766.1)**		**(443.8)**	**(276.7)**	**(89.1)**	**(78.0)**
	June 2011	(754.9)		(452.6)	(282.0)	(92.0)	(78.6)
	Year to date	(2,220.0)		(1,295.1)	(805.3)	(259.8)	(230.0)
- Operating costs	September 2011	**(772.5)**		**(443.8)**	**(276.7)**	**(89.1)**	**(78.0)**
	June 2011	(773.5)		(452.6)	(282.0)	(92.0)	(78.6)
	Year to date	(2,256.5)		(1,295.1)	(805.3)	(259.8)	(230.0)
- Gold inventory change	September 2011	**6.4**		**-**	**-**	**-**	**-**
	June 2011	18.6		-	-	-	-
	Year to date	36.5		-	-	-	-
Operating profit	September 2011	**804.2**		**299.1**	**204.2**	**60.9**	**34.0**
	June 2011	656.4		219.4	127.0	56.3	36.1
	Year to date	2,046.6		691.4	449.6	142.1	99.7
Amortisation of mining assets	September 2011	**(189.9)**		**(96.3)**	**(58.1)**	**(18.0)**	**(20.2)**
	June 2011	(182.9)		(98.1)	(59.2)	(20.4)	(18.6)
	Year to date	(545.2)		(287.4)	(176.4)	(52.4)	(58.6)
Net operating profit	September 2011	**614.3**		**202.8**	**146.1**	**42.9**	**13.9**
	June 2011	473.5		121.3	67.9	35.9	17.5
	Year to date	1,501.4		404.0	273.2	89.7	41.2
Other expenses	September 2011	**(24.9)**		**(9.6)**	**(5.3)**	**(1.7)**	**(2.6)**
	June 2011	(23.2)		(10.2)	(6.2)	(1.6)	(2.4)
	Year to date	(66.2)		(28.7)	(16.9)	(4.8)	(7.0)
Profit before royalties and taxation	September 2011	**589.4**		**193.2**	**140.8**	**41.2**	**11.3**
	June 2011	450.4		111.1	61.7	34.3	15.1
	Year to date	1,435.2		375.3	256.3	84.9	34.2
Royalties, mining and income taxation	September 2011	**(217.3)**		**(65.9)**	**(46.5)**	**(14.8)**	**(4.5)**
	June 2011	(153.6)		(35.3)	(16.9)	(12.7)	(5.7)
	Year to date	(501.9)		(127.9)	(82.9)	(31.0)	(13.9)
- Normal taxation	September 2011	**(117.8)**		**(24.5)**	**(24.5)**	**(0.1)**	**-**
	June 2011	(66.2)		(0.5)	(0.5)	-	-
	Year to date	(266.0)		(31.2)	(31.1)	(0.2)	-
- Royalties	September 2011	**(43.4)**		**(11.5)**	**(10.2)**	**(0.7)**	**(0.5)**
	June 2011	(34.7)		(6.2)	(4.9)	(0.7)	(0.6)
	Year to date	(101.7)		(22.8)	(19.1)	(2.0)	(1.6)
- Deferred taxation	September 2011	**(56.2)**		**(29.8)**	**(11.8)**	**(14.0)**	**(4.0)**
	June 2011	(52.6)		(28.6)	(11.6)	(11.9)	(5.1)
	Year to date	(134.3)		(73.8)	(32.7)	(28.8)	(12.3)
Profit before non-recurring items	September 2011	**372.0**		**127.4**	**94.2**	**26.4**	**6.8**
	June 2011	296.8		75.8	44.7	21.6	9.4
	Year to date	933.2		247.5	173.3	53.9	20.3
Non-recurring items	September 2011	**(18.4)**		**(16.0)**	**(13.0)**	**(1.8)**	**(1.3)**
	June 2011	(14.6)		(6.0)	(3.5)	(0.9)	(1.6)
	Year to date	(44.6)		(27.9)	(19.2)	(4.4)	(4.4)
Net profit	September 2011	**353.6**		**111.3**	**81.2**	**24.6**	**5.5**
	June 2011	282.2		69.8	41.2	20.7	7.8
	Year to date	888.6		219.5	154.1	49.5	15.9
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2011	**367.1**		**121.8**	**89.9**	**25.8**	**6.1**
	June 2011	294.7		73.6	43.5	21.3	8.8
	Year to date	923.4		237.6	166.6	52.4	18.6
Capital Expenditure	September 2011	**(345.8)**		**(179.7)**	**(86.8)**	**(23.1)**	**(69.8)**
	June 2011	(315.3)		(172.0)	(80.1)	(22.5)	(69.4)
	Year to date	(942.6)		(494.2)	(229.7)	(66.4)	(198.1)

Average exchange rates were US$1 = R7.05 and US$1 = R6.78 for the September 2011 and June 2011 quarters respectively.
The Australian dollar exchange rates were A$1 = R7.44 and A$1 = R7.18 for the September 2011 and the June 2011 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated	September 2011	**6,825**	**5,597**	**1,228**	**1,674**	**1,944**	**1,682**	**262**	**1,944**	**1,682**	**262**
(000 tonnes)	June 2011	7,155	5,883	1,272	1,717	1,907	1,676	231	1,907	1,676	231
	Year to date	21,033	17,283	3,750	4,973	5,654	4,977	677	5,654	4,977	677
Yield (ounces per tonne)	September 2011	**0.034**	**0.032**	**0.044**	**0.056**	**0.087**	**0.068**	**0.205**	**0.087**	**0.068**	**0.205**
	June 2011	0.033	0.031	0.044	0.059	0.083	0.065	0.218	0.083	0.065	0.218
	Year to date	0.034	0.032	0.045	0.061	0.086	0.069	0.210	0.086	0.069	0.210
Gold produced (000 ounces)	September 2011	**234.4**	**180.0**	**54.3**	**93.9**	**168.7**	**115.0**	**53.7**	**168.7**	**115.0**	**53.7**
	June 2011	237.2	180.8	56.3	101.0	159.1	108.7	50.4	159.1	108.7	50.4
	Year to date	715.0	546.9	168.1	303.1	486.2	344.1	142.0	486.2	344.1	142.0
Gold sold (000 ounces)	September 2011	**234.4**	**180.0**	**54.3**	**90.5**	**168.7**	**115.0**	**53.7**	**168.7**	**115.0**	**53.7**
	June 2011	237.2	180.8	56.3	101.5	159.1	108.7	50.4	159.1	108.7	50.4
	Year to date	715.0	546.9	168.1	304.2	486.2	344.1	142.0	486.2	344.1	142.0
Gold price received	September 2011	**1,711**	**1,711**	**1,714**	**1,481**	**1,729**	**1,715**	**1,758**	**1,638**	**1,625**	**1,666**
(dollars per ounce)	June 2011	1,511	1,511	1,511	1,398	1,504	1,500	1,512	1,420	1,417	1,428
	Year to date	1,533	1,533	1,532	1,419	1,547	1,535	1,576	1,489	1,478	1,517
Total cash cost	September 2011	**617**	**606**	**651**	**494**	**891**	**978**	**704**	**844**	**927**	**667**
(dollars per ounce)	June 2011	564	534	660	408	909	1,015	679	858	959	641
	Year to date	566	534	671	426	879	949	709	846	913	683
Notional cash expenditure	September 2011	**924**	**869**	**1,107**	**615**	**1,307**	**1,401**	**1,105**	**1,238**	**1,328**	**1,047**
(dollars per ounce)	June 2011	885	889	876	526	1,265	1,371	1,037	1,195	1,295	979
	Year to date	916	867	1,047	557	1,205	1,251	1,095	1,160	1,204	1,054
Operating costs	September 2011	**21**	**20**	**28**	**25**	**74**	**63**	**145**	**70**	**60**	**137**
(dollars per tonne)	June 2011	20	18	26	22	75	65	147	70	61	139
	Year to date	20	19	28	24	73	63	149	70	60	143
Financial Results ($ million)											
Revenue	September 2011	**401.5**	**308.3**	**93.2**	**133.5**	**292.3**	**197.5**	**94.8**	**277.7**	**187.5**	**90.2**
	June 2011	358.1	273.0	85.0	142.2	239.0	163.1	75.9	226.0	153.8	72.3
	Year to date	1,096.1	838.5	257.6	431.8	752.1	528.3	223.8	723.9	508.5	215.4
Net operating costs	September 2011	**(132.1)**	**(101.9)**	**(30.3)**	**(40.9)**	**(149.3)**	**(112.2)**	**(37.1)**	**(141.6)**	**(106.3)**	**(35.3)**
	June 2011	(121.7)	(87.8)	(33.9)	(38.2)	(142.5)	(109.1)	(33.4)	(134.7)	(103.1)	(31.6)
	Year to date	(375.6)	(272.2)	(103.5)	(122.8)	(426.5)	(326.7)	(99.8)	(410.5)	(314.4)	(96.1)
- Operating costs	September 2011	**(143.1)**	**(109.3)**	**(33.8)**	**(41.0)**	**(144.6)**	**(106.6)**	**(37.9)**	**(137.1)**	**(101.1)**	**(36.1)**
	June 2011	(141.2)	(108.4)	(32.8)	(37.6)	(142.1)	(108.2)	(33.9)	(134.5)	(102.4)	(32.1)
	Year to date	(429.2)	(323.1)	(106.1)	(119.9)	(412.3)	(311.5)	(100.7)	(396.8)	(299.9)	(97.0)
- Gold inventory change	September 2011	**11.0**	**7.5**	**3.5**	**0.1**	**(4.7)**	**(5.5)**	**0.9**	**(4.5)**	**(5.3)**	**0.8**
	June 2011	19.5	20.7	(1.1)	(0.6)	(0.4)	(0.9)	0.5	(0.2)	(0.6)	0.5
	Year to date	53.6	51.0	2.6	(2.9)	(14.2)	(15.1)	1.0	(13.7)	(14.6)	0.9
Operating profit	September 2011	**269.4**	**206.4**	**63.0**	**92.6**	**143.0**	**85.3**	**57.7**	**136.2**	**81.2**	**55.0**
	June 2011	236.4	185.3	51.1	104.0	96.5	54.0	42.6	91.4	50.7	40.7
	Year to date	720.5	566.3	154.2	309.0	325.6	201.6	124.0	313.5	194.1	119.4
Amortisation of mining assets	September 2011	**(35.3)**	**(26.7)**	**(8.6)**	**(14.6)**	**(43.7)**			**(41.6)**		
	June 2011	(31.2)	(25.8)	(5.5)	(15.1)	(38.4)			(36.3)		
	Year to date	(98.5)	(78.4)	(20.1)	(43.6)	(115.7)			(111.4)		
Net operating profit	September 2011	**234.1**	**179.7**	**54.4**	**78.0**	**99.3**			**94.6**		
	June 2011	205.1	159.5	45.6	88.8	58.2			55.0		
	Year to date	622.0	487.9	134.1	265.4	209.9			202.1		
Other expenses	September 2011	**(5.6)**	**(3.9)**	**(1.8)**	**(7.1)**	**(2.6)**			**(2.5)**		
	June 2011	(8.2)	(5.8)	(2.4)	(3.3)	(1.5)			(1.4)		
	Year to date	(18.2)	(12.8)	(5.5)	(13.8)	(5.5)			(5.3)		
Profit before royalties and taxation	September 2011	**228.5**	**175.9**	**52.6**	**71.0**	**96.7**			**92.1**		
	June 2011	196.9	153.7	43.2	85.6	56.7			53.6		
	Year to date	603.8	475.2	128.6	251.7	204.4			196.8		
Royalties, mining and income taxation	September 2011	**(84.5)**	**(66.0)**	**(18.5)**	**(32.6)**	**(34.3)**			**(32.8)**		
	June 2011	(67.5)	(53.0)	(14.5)	(29.9)	(20.9)			(19.8)		
	Year to date	(211.4)	(167.1)	(44.3)	(88.5)	(74.1)			(71.4)		
- Normal taxation	September 2011	**(61.0)**	**(49.5)**	**(11.5)**	**(32.3)**	**-**			**-**		
	June 2011	(38.4)	(31.0)	(7.4)	(27.4)	-			-		
	Year to date	(145.3)	(122.4)	(22.9)	(89.5)	-			-		
- Royalties	September 2011	**(20.1)**	**(15.4)**	**(4.7)**	**(4.4)**	**(7.4)**			**(7.0)**		
	June 2011	(17.9)	(13.6)	(4.2)	(4.5)	(6.1)			(5.8)		
	Year to date	(48.1)	(36.8)	(11.3)	(11.7)	(19.1)			(18.4)		
- Deferred taxation	September 2011	**(3.5)**	**(1.1)**	**(2.3)**	**4.0**	**(26.9)**			**(25.8)**		
	June 2011	(11.2)	(8.3)	(2.9)	1.9	(14.8)			(14.0)		
	Year to date	(18.1)	(7.9)	(10.1)	12.6	(55.0)			(53.0)		
Profit before non-recurring items	September 2011	**143.9**	**109.9**	**34.1**	**38.3**	**62.4**			**59.3**		
	June 2011	129.4	100.7	28.7	55.7	35.8			33.9		
	Year to date	392.3	308.1	84.3	163.1	130.3			125.4		
Non-recurring items	September 2011	**(2.3)**	**(0.6)**	**(1.7)**	**-**	**-**			**(0.1)**		
	June 2011	(6.2)	(1.3)	(4.9)	-	(2.4)			(2.2)		
	Year to date	(12.2)	(5.3)	(6.9)	(0.2)	(4.2)			(4.1)		
Net profit	September 2011	**141.6**	**109.3**	**32.3**	**38.3**	**62.3**			**59.2**		
	June 2011	123.2	99.4	23.8	55.7	33.4			31.6		
	Year to date	380.1	302.8	77.3	162.9	162.0			121.3		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	September 2011	**143.6**	**110.0**	**33.7**	**38.9**	**62.8**			**59.9**		
	June 2011	129.8	101.7	28.1	55.7	35.5			33.6		
	Year to date	391.8	308.3	83.6	163.6	130.4			125.5		
Capital Expenditure	September 2011	**(73.2)**	**(46.9)**	**(26.3)**	**(16.7)**	**(76.2)**	**(54.8)**	**(21.4)**	**(72.6)**	**(52.2)**	**(20.4)**
	June 2011	(69.1)	(52.3)	(16.8)	(15.6)	(58.6)	(40.3)	(18.3)	(55.9)	(38.5)	(17.4)
	Year to date	(225.8)	(155.9)	(69.9)	(49.0)	(173.6)	(118.9)	(54.7)	(167.1)	(114.4)	(52.7)

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
 Figures may not add as they are rounded independently.

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
							Ghana			Peru	Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	**Sept 2011**	**(5,450.4)**	**(3,131.1)**	**(1,952.4)**	**(628.3)**	**(550.4)**	**(1,010.3)**	**(771.4)**	**(238.9)**	**(289.6)**	**(1,019.4)**	**(752.1)**	**(267.3)**
	June 2011	(5,250.7)	(3,074.0)	(1,915.4)	(625.2)	(533.4)	(957.0)	(735.5)	(221.5)	(254.7)	(965.0)	(734.9)	(230.1)
	Year to date	(15,660.1)	(8,987.8)	(5,588.7)	(1,802.9)	(1,596.2)	(2,978.7)	(2,242.6)	(736.1)	(832.4)	(2,861.2)	(2,162.0)	(699.2)
Gold-in-process and	**Sept 2011**	**34.1**	**-**	**-**	**-**	**-**	**58.3**	**42.6**	**15.7**	**0.2**	**(24.4)**	**(28.8)**	**4.4**
inventory change*	June 2011	114.7	-	-	-	-	107.1	115.7	(8.6)	8.9	(1.3)	(3.9)	2.6
	Year to date	224.4	-	-	-	-	298.8	288.8	10.0	(2.5)	(71.9)	(77.0)	5.1
Less:	**Sept 2011**	**(26.4)**	**(17.2)**	**(12.4)**	**(3.5)**	**(1.3)**	**(3.7)**	**(3.2)**	**(0.5)**	**(0.9)**	**(4.6)**	**(3.7)**	**(0.9)**
Rehabilitation costs	June 2011	(27.3)	(17.3)	(12.4)	(3.6)	(1.3)	(4.8)	(4.2)	(0.6)	(0.8)	(4.4)	(3.5)	(0.9)
	Year to date	(77.8)	(51.8)	(37.2)	(10.7)	(3.9)	(10.1)	(8.5)	(1.6)	(2.6)	(13.3)	(10.7)	(2.6)
General and admin	**Sept 2011**	**(160.4)**	**(53.3)**	**(36.8)**	**(8.0)**	**(8.5)**	**(70.5)**	**(64.2)**	**(6.3)**	**(4.3)**	**(32.3)**	**(19.1)**	**(13.2)**
	June 2011	(119.0)	(39.8)	(28.3)	(5.3)	(6.2)	(61.0)	(54.5)	(6.5)	5.2	(23.4)	(15.3)	(8.1)
	Year to date	(456.0)	(161.1)	(111.4)	(24.9)	(24.8)	(193.1)	(173.5)	(19.6)	(14.7)	(87.1)	(54.6)	(32.5)
Plus:	**Sept 2011**	**(304.7)**	**(80.7)**	**(71.5)**	**(5.3)**	**(3.9)**	**(141.1)**	**(108.3)**	**(32.8)**	**(30.7)**	**(52.2)**	**(34.7)**	**(17.5)**
Royalties	June 2011	(236.4)	(42.3)	(33.3)	(5.1)	(3.9)	(122.1)	(93.1)	(29.0)	(30.4)	(41.6)	(28.0)	(13.6)
	Year to date	(705.7)	(158.3)	(132.9)	(14.0)	(11.4)	(333.7)	(255.3)	(78.4)	(81.0)	(132.7)	(92.3)	(40.4)
TOTAL CASH COST[2]	**Sept 2011**	**(5,534.2)**	**(3,141.3)**	**(1,974.7)**	**(622.1)**	**(544.5)**	**(1,018.9)**	**(769.7)**	**(249.2)**	**(314.9)**	**(1,059.1)**	**(792.8)**	**(266.3)**
	June 2011	(5,226.1)	(3,059.2)	(1,908.0)	(621.4)	(529.8)	(906.2)	(654.2)	(252.0)	(280.6)	(980.1)	(748.0)	(232.1)
	Year to date	(15,607.6)	(8,933.2)	(5,573.0)	(1,781.3)	(1,578.9)	(2,810.4)	(2,027.1)	(783.3)	(898.6)	(2,965.4)	(2,266.0)	(699.4)
Plus:	**Sept 2011**	**(1,327.4)**	**(679.8)**	**(410.1)**	**(127.4)**	**(142.3)**	**(228.4)**	**(176.8)**	**(51.6)**	**(102.3)**	**(316.9)**		
Amortisation*	June 2011	(1,229.2)	(665.9)	(401.1)	(139.0)	(125.8)	(186.9)	(150.4)	(36.5)	(115.2)	(261.2)		
	Year to date	(3,754.8)	(1,994.6)	(1,224.2)	(364.0)	(406.4)	(610.5)	(479.0)	(131.5)	(320.1)	(829.6)		
Rehabilitation	**Sept 2011**	**(26.4)**	**(17.2)**	**(12.4)**	**(3.5)**	**(1.3)**	**(3.7)**	**(3.2)**	**(0.5)**	**(0.9)**	**(4.6)**		
	June 2011	(27.3)	(17.3)	(12.4)	(3.6)	(1.3)	(4.8)	(4.2)	(0.6)	(0.8)	(4.4)		
	Year to date	(77.8)	(51.8)	(37.2)	(10.7)	(3.9)	(10.1)	(8.5)	(1.6)	(2.6)	(13.3)		
TOTAL PRODUCTION COST[3]	**Sept 2011**	**(6,888.0)**	**(3,838.3)**	**(2,397.2)**	**(753.0)**	**(688.1)**	**(1,251.0)**	**(949.7)**	**(301.3)**	**(418.1)**	**(1,380.6)**		
	June 2011	(6,482.6)	(3,742.4)	(2,321.5)	(764.0)	(656.9)	(1,097.9)	(808.8)	(289.1)	(396.6)	(1,245.7)		
	Year to date	(19,440.2)	(10,979.6)	(6,834.4)	(2,156.0)	(1,989.2)	(3,431.0)	(2,514.6)	(916.4)	(1,221.3)	(3,808.3)		
Gold sold – thousand ounces	**Sept 2011**	**921.9**	**428.3**	**279.2**	**84.7**	**64.4**	**234.4**	**180.0**	**54.3**	**90.5**	**168.7**	**115.0**	**53.7**
	June 2011	944.3	446.5	272.5	98.0	76.1	237.2	180.8	56.3	101.5	159.1	108.7	50.4
	Year to date	2,791.4	1,286.0	814.3	257.1	214.4	715.0	546.9	168.1	304.2	486.2	344.1	142.0
TOTAL CASH COST – US$/oz	**Sept 2011**	**851**	**1,040**	**1,003**	**1,041**	**1,199**	**617**	**606**	**651**	**494**	**891**	**978**	**704**
	June 2011	816	1,010	1,033	935	1,027	564	534	660	408	909	1,015	679
	Year to date	806	1,001	986	998	1,061	566	534	671	426	879	949	709
TOTAL CASH COST – R/kg	**Sept 2011**	**192,997**	**235,780**	**227,395**	**236,002**	**271,842**	**139,797**	**137,446**	**147,456**	**111,865**	**201,849**	**221,638**	**159,461**
	June 2011	177,934	220,261	225,133	203,871	223,922	122,841	116,302	143,836	88,882	198,080	221,367	147,929
	Year to date	179,768	223,352	220,033	222,718	236,717	126,361	119,157	149,799	94,959	196,111	211,716	158,307
TOTAL PRODUCTION COST – US$/oz	**Sept 2011**	**1,060**	**1,271**	**1,218**	**1,260**	**1,516**	**757**	**748**	**787**	**655**	**1,161**		
	June 2011	1,013	1,236	1,257	1,150	1,274	683	660	757	576	1,155		
	Year to date	1,004	1,230	1,209	1,208	1,337	691	662	785	578	1,129		
TOTAL PRODUCTION COST – R/kg	**Sept 2011**	**240,210**	**288,096**	**279,048**	**285,660**	**343,535**	**171,605**	**169,589**	**178,284**	**148,526**	**263,126**		
	June 2011	220,714	269,451	273,923	250,656	277,642	148,827	143,787	165,011	125,626	251,758		
	Year to date	223,911	274,517	269,836	269,567	298,231	154,265	147,813	175,253	129,061	251,856		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

(2) Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R7.05 and US$1 = R6.78 for the September 2011 and June 2011 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Group	South Africa Region				West Africa Region			South America Region	Australasia Region			Corporate
								Ghana		Peru		Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	**Sept 2011**	**(1,244.4)**	**(206.8)**	**(156.8)**	**(50.0)**	**-**	**(481.1)**	**(332.0)**	**(149.1)**	**(110.9)**	**(438.0)**	**(315.2)**	**(122.8)**	**(7.6)**
	June 2011	(1,009.9)	(151.0)	(108.9)	(42.1)	-	(439.1)	(354.0)	(85.1)	(98.1)	(320.9)	(215.3)	(105.6)	(0.8)
	Year to date	(3,237.4)	(468.5)	(324.2)	(144.3)	-	(1,475.0)	(1,081.9)	(393.1)	(322.4)	(960.8)	(643.7)	(317.1)	(10.7)
Ore reserve	**Sept 2011**	**(567.1)**	**(567.1)**	**(454.0)**	**(113.1)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
development	June 2011	(546.2)	(546.2)	(435.9)	(110.3)	-	-	-	-	-	-	-	-	-
	Year to date	(1,586.3)	(1,586.3)	(1,269.9)	(316.4)	-	-	-	-	-	-	-	-	-
Project capital#	**Sept 2011**	**(509.2)**	**(491.9)**	**-**	**-**	**(491.9)**	**-**	**-**	**-**	**(6.6)**	**-**	**-**	**-**	**(10.7)**
	June 2011	(622.4)	(471.9)	-	-	(471.9)	-	-	-	(7.4)	-	-	-	(143.1)
	Year to date	(1,647.5)	(1,375.0)	-	-	(1,375.0)	-	-	-	(17.6)	-	-	-	(254.9)
Brownfields	**Sept 2011**	**(132.6)**	**-**	**-**	**-**	**-**	**(35.9)**	**-**	**(35.9)**	**-**	**(96.7)**	**(68.7)**	**(28.0)**	**-**
exploration	June 2011	(106.5)	-	-	-	-	(27.8)	-	(27.8)	-	(78.7)	(59.9)	(18.8)	-
	Year to date	(335.7)	-	-	-	-	(91.8)	-	(91.8)	-	(243.9)	(181.2)	(62.7)	-
Total capital	**Sept 2011**	**(2,453.3)**	**(1,265.8)**	**(610.8)**	**(163.1)**	**(491.9)**	**(517.0)**	**(332.0)**	**(185.0)**	**(117.5)**	**(534.7)**	**(383.9)**	**(150.8)**	**(18.3)**
expenditure	June 2011	(2,285.0)	(1,169.1)	(544.8)	(152.4)	(471.9)	(466.9)	(354.0)	(112.9)	(105.5)	(399.6)	(275.2)	(124.4)	(143.9)
	Year to date	(6,806.9)	(3,429.8)	(1,594.1)	(460.7)	(1,375.0)	(1,566.8)	(1,081.9)	(484.9)	(340.0)	(1,204.7)	(824.9)	(379.8)	(265.6)

Project capital under Corporate in the September quarter includes R45 million (US$6 million) at the Arctic Platinum Project (APP), a credit from Chucapaca of R50 million (US$7 million) and general corporate capital expenditure. From this quarter and retrospectively for the year, the NCE project capital at Chucapaca only includes the 51 per cent funded by Gold Fields and excludes the 49 per cent funded by Buenaventura, with the result that a credit of R50 million (US$7 million) is included in corporate capital expenditure for the September quarter. The table above includes only Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R2,453 million, whereas the Statement of Cash Flows includes all capital expenditure, including that relating to non-controlling interest holders. Expenditure in the June quarter amounted to R119 million (US$18 million) and R12 million (US$1 million) at Chucapaca and APP respectively.

Notional cash expenditure##

Figures are in South African rand millions unless otherwise stated

		Total Group	South Africa Region				West Africa Region			South America Region	Australasia Region			Corporate
								Ghana		Peru		Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs	**Sept 2011**	**(5,450.4)**	**(3,131.1)**	**(1,952.4)**	**(628.3)**	**(550.4)**	**(1,010.3)**	**(771.4)**	**(238.9)**	**(289.6)**	**(1,019.4)**	**(752.1)**	**(267.3)**	**-**
	June 2011	(5,250.7)	(3,074.0)	(1,915.4)	(625.2)	(533.4)	(957.0)	(735.5)	(221.5)	(254.7)	(965.0)	(734.9)	(230.1)	-
	Year to date	(15,660.1)	(8,987.8)	(5,588.7)	(1,802.9)	(1,596.2)	(2,978.7)	(2,242.6)	(736.1)	(832.4)	(2,861.2)	(2,162.0)	(699.2)	-
Capital	**Sept 2011**	**(2,453.3)**	**(1,265.8)**	**(610.8)**	**(163.1)**	**(491.9)**	**(517.0)**	**(332.0)**	**(185.0)**	**(117.5)**	**(534.7)**	**(383.9)**	**(150.8)**	**(18.3)**
expenditure	June 2011	(2,285.0)	(1,169.1)	(544.8)	(152.4)	(471.9)	(466.9)	(354.0)	(112.9)	(105.5)	(399.6)	(275.2)	(124.4)	(143.9)
	Year to date	(6,806.9)	(3,429.8)	(1,594.1)	(460.7)	(1,375.0)	(1,566.8)	(1,081.9)	(484.9)	(340.0)	(1,204.7)	(824.9)	(379.8)	(265.6)
Notional cash	**Sept 2011**	**274,615**	**330,023**	**295,164**	**300,228**	**520,369**	**209,506**	**197,036**	**250,828**	**139,370**	**296,188**	**317,585**	**250,359**	**-**
expenditure	June 2011	256,692	305,501	290,289	255,118	424,894	193,019	193,689	190,868	114,604	275,788	298,935	225,940	-
– R/kg	Year to date	258,884	310,471	283,591	283,021	445,457	204,375	195,421	233,505	124,379	268,891	279,071	244,228	-
Notional cash	**Sept 2011**	**1,212**	**1,456**	**1,302**	**1,325**	**2,296**	**924**	**869**	**1,107**	**615**	**1,307**	**1,401**	**1,105**	**-**
expenditure	June 2011	1,178	1,401	1,332	1,170	1,949	885	889	876	526	1,265	1,371	1,037	-
– US$/oz	Year to date	1,160	1,391	1,271	1,268	1,996	916	876	1,047	557	1,205	1,251	1,095	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
		Total	KDC	Beatrix	South Deep#	Total	Ghana		Peru	Total	Australia	
							Tarkwa	Damang	Cerro Corona		St Ives	Agnew
Ore milled/treated (000 tonnes)												
- underground **September 2011**	**2,851**	**2,283**	**1,221**	**547**	**515**	**-**	-	-	**-**	**568**	**424**	**144**
June 2011	3,036	2,451	1,269	648	534	-	-	-	-	585	412	173
Year to date	8,600	6,795	3,582	1,694	1,519	-	-	-	-	1,805	1,337	468
- surface **September 2011**	**11,919**	**2,044**	**1,584**	**352**	**108**	**6,825**	**5,597**	**1,228**	**1,674**	**1,376**	**1,258**	**118**
June 2011	12,151	1,957	1,379	422	156	7,155	5,883	1,272	1,717	1,322	1,264	58
Year to date	35,815	5,960	4,405	1,183	372	21,033	17,283	3,750	4,973	3,849	3,640	209
- total **September 2011**	**14,770**	**4,327**	**2,805**	**899**	**623**	**6,825**	**5,597**	**1,228**	**1,674**	**1,944**	**1,682**	**262**
June 2011	15,187	4,408	2,648	1,070	690	7,155	5,883	1,272	1,717	1,907	1,676	231
Year to date	44,415	12,755	7,987	2,877	1,891	21,033	17,283	3,750	4,973	5,654	4,977	677
Yield (grams per tonne)												
- underground **September 2011**	**5.4**	**5.3**	**6.2**	**4.6**	**5.0**	**-**	-	-	**-**	**5.9**	**4.7**	**9.5**
June 2011	5.3	5.2	6.0	4.5	5.3	-	-	-	-	5.5	4.2	8.6
Year to date	5.4	5.4	6.2	4.5	5.3	-	-	-	-	5.4	4.3	8.6
- surface **September 2011**	**1.1**	**0.6**	**0.7**	**0.3**	**0.5**	**1.1**	**1.0**	**1.4**	**1.7**	**1.4**	**1.3**	**2.5**
June 2011	1.1	0.6	0.6	0.3	0.9	1.0	1.0	1.4	1.8	1.3	1.3	1.5
Year to date	1.1	0.6	0.7	0.3	0.8	1.1	1.0	1.4	1.9	1.4	1.4	1.9
- combined **September 2011**	**1.9**	**3.1**	**3.1**	**2.9**	**3.2**	**1.1**	**1.0**	**1.4**	**1.7**	**2.7**	**2.1**	**6.4**
June 2011	1.9	3.2	3.2	2.8	3.4	1.0	1.0	1.4	1.8	2.6	2.0	6.8
Year to date	2.0	3.1	3.2	2.8	3.5	1.1	1.0	1.4	1.9	2.7	2.2	6.5
Gold produced (kilograms)												
- underground **September 2011**	**15,446**	**12,090**	**7,612**	**2,524**	**1,954**	**-**	-	-	**-**	**3,356**	**1,984**	**1,372**
June 2011	15,953	12,741	7,609	2,902	2,230	-	-	-	-	3,212	1,732	1,480
Year to date	46,149	36,365	22,380	7,597	6,388	-	-	-	-	9,784	5,765	4,019
- surface **September 2011**	**13,335**	**1,233**	**1,072**	**112**	**49**	**7,290**	**5,600**	**1,690**	**2,921**	**1,891**	**1,593**	**298**
June 2011	13,404	1,148	866	146	136	7,377	5,625	1,752	3,143	1,736	1,647	89
Year to date	40,635	3,631	2,948	401	282	22,241	17,012	5,229	9,426	5,337	4,938	399
- total **September 2011**	**28,781**	**13,323**	**8,684**	**2,636**	**2,003**	**7,290**	**5,600**	**1,690**	**2,921**	**5,247**	**3,577**	**1,670**
June 2011	29,357	13,889	8,475	3,048	2,366	7,377	5,625	1,752	3,143	4,948	3,379	1,569
Year to date	86,784	39,996	25,328	7,998	6,670	22,241	17,012	5,229	9,426	15,121	10,703	4,418
Operating costs (Rand per tonne)												
- underground **September 2011**	**1,227**	**1,294**	**1,483**	**1,101**	**1,051**	**-**	-	-	**-**	**960**	**762**	**1,544**
June 2011	1,130	1,176	1,390	927	972	-	-	-	-	935	799	1,258
Year to date	1,170	1,244	1,441	1,020	1,029	-	-	-	-	892	735	1,341
- surface **September 2011**	**164**	**87**	**90**	**74**	**86**	**148**	**138**	**195**	**173**	**345**	**341**	**381**
June 2011	150	98	110	59	93	134	125	174	148	316	321	214
Year to date	156	90	97	64	90	142	130	196	167	325	324	343
- total **September 2011**	**369**	**724**	**696**	**699**	**883**	**148**	**138**	**195**	**173**	**524**	**447**	**1,020**
June 2011	346	697	723	584	773	134	125	174	148	506	438	996
Year to date	353	705	700	627	844	142	130	196	167	506	434	1,033

\# September quarter includes 123,000 tonnes (June quarter includes 115,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC		September 2011 quarter				June 2011 quarter				Year to date F2011			
	Reef	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR
Advanced	(m)	4,502	199	666	5,093	4,728	185	1,232	5,596	13,887	591	2,998	16,270
Advanced on reef	(m)	499	43	181	752	909	51	243	836	2,470	185	590	2,647
Sampled	(m)	546	15	243	618	849	54	156	657	2,358	144	582	2,169
Channel width	(cm)	99	99	86	107	79	90	76	110	79	97	92	108
Average value -	(g/t)	19.0	17.4	14.7	24.6	21.8	30.7	9.4	23.4	23.0	22.1	10.2	25.8
-	(cm.g/t)	1,879	1,714	1,269	2,636	1,716	2,769	717	2,578	1,813	2,142	944	2,787

Beatrix		September 2011 quarter		June 2011 quarter		Year to date F2011	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,065	1,377	4,953	1,729	12,604	4,655
Advanced on reef	(m)	994	188	1,371	302	3,545	805
Sampled	(m)	1,071	186	1,431	288	3,372	789
Channel width	(cm)	141	133	104	129	116	110
Average value -	(g/t)	7.0	14.6	11.7	14.2	9.6	14.7
-	(cm.g/t)	982	1,941	1,221	1,840	1,112	1,613

South Deep		September 2011 quarter	June 2011 quarter	Year to date F2011
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	2,938	3,063	8,843
- Main above 95 level	(m)	1,484	1,890	5,073
- Main below 95 level	(m)	1,454	1,173	3,770
Advanced on reef	(m)	1,204	1,511	4,252
Square metres de-stressed	(m²)	6,815	5,554	17,356
- Reserve value de-stressed	(g/t)	7.2	7.1	7.2
Shaft sinking	(m)	28	-	28

[1] Trackless development in the Elsburg reefs is evaluated by means of the resource model.

[2] Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom
Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989

American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South
Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Directors

M A Ramphele (*Chair*) °	K Ansah #°	A R Hill ‡°	M S Moloko °	R L Pennant-Rea *°
N J Holland *• *(Chief Executive Officer)*	C A Carolus°	J L Lazaro☐°	D N Murray °	G M Wilson °
P A Schmidt • *(Chief Financial Officer)*	R Dañino **°	R P Menell °	D M J Ncube °	

* British	# Ghanaian	‡ Canadian	☐°Filipino
** Peruvian	° Independent Director	• Non-independent Director	

Investor Enquiries
Zakira Amra
Tel: +27 11 562 9775
Mobile: +27 79 694 0267
e-mail: zakira.amra@goldfields.co.za

Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com

Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
         plus network extras, lines are open
         8.30am-5.30pm Mon-Fri] or
         [from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 10 November 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs